SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 21, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – ASSETS

Account Number	Description	12/31/2002	12/31/2001	12/31/2000

1	Total Assets	7,043,226	6,796,637	6,864,846

1.01	Current Assets	462,526	365,839	1,549,054

1.01.01	Cash and cash equivalents	173,263	134,167	1,217,250

1.01.02	Credits	0	0	0

1.01.03	Inventories	0	0	0

1.01.04	Other	289,263	231,672	331,804

1.01.04.01	Deferred and recoverable taxes	101,946	96,361	182,172

1.01.04.02	Dividends Receivable	181,376	129,511	128,401

1.01.04.03	Other Assets	5,941	5,800	21,231

1.02	Noncurrent Assets	1,908,778	1,861,235	573,580

1.02.01	Other Credits	0	0	0

1.02.02	Related Party Credits	1,525,309	1,496,611	268,200

1.02.02.01	Associated companies	0	0	0

1.02.02.02	Subsidiaries	1,525,309	1,496,611	268,200

1.02.02.02.01	Loans and financing	1,525,309	1,484,592	250,151

1.02.02.02.02	Advance for Future Capital Increase	0	12,019	18,049

1.02.02.03	Other Related Party Credits	0	0	0

1.02.03	Others	383,469	364,624	305,380

1.02.03.01	Loans and financing	148,858	94,555	74,905

1.02.03.02	Deferred and recoverable taxes	228,237	261,252	215,273

1.02.03.03	Judicial deposits	2	2	0

1.02.03.04	Other Assets	6,372	8,815	15,202

1.03	Permanent Assets	4,671,922	4,569,563	4,742,212

1.03.01	Investiments	4,661,465	4,561,726	4,728,432

1.03.01.01	Associated companies	0	0	0

1.03.01.02	Subsidiaries	4,645,533	4,543,904	4,708,818

1.03.01.03	Other Investiments	15,932	17,822	19,614

1.03.02	Property, plant and equipment	5,160	7,735	13,733

1.03.03	Deferred charges	5,297	102	47

1.03.03	Deferred charges	652,223	563,808	649,450

P:	1

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – LIABILITIES

Account Number	Description	12/31/2002	12/31/2001	12/31/2000

2	Total Liabilities and Shareholders' Equity	7,043,226	6,796,637	6,864,846

2.01	Current Liabilities	154,189	184,324	162,007

2.01.01	Loans and financing	174	108	115

2.01.02	Debentures	24,878	24,305	23,517

2.01.03	Suppliers	483	256	7,649

2.01.04	Taxes, duties and contributions	4,815	5,409	459

2.01.04.01	Indirect taxes	4,815	5,409	459

2.01.05	Dividends Payable	120,854	151,392	128,900

2.01.06	Provisions	0	0	0

2.01.07	Related Party debts	0	0	0

2.01.08	Others	2,985	2,854	1,367

2.01.08.01	Payroll and related charges	258	761	76

2.01.08.02	Consignments in favor of third parties	121	260	147

2.01.08.03	Profit-sharing	1,063	1,300	0

2.01.08.04	Others	1,543	533	1,144

2.02	Noncurrent Liabilities	648,937	593,073	568,853

2.02.01	Loans and financing	725	612	631

2.02.02	Debentures	593,893	572,662	554,102

2.02.03	Provisions	0	0	0

2.02.04	Related Party debts	0	0	0

2.02.05	Others	54,319	19,799	14,120

2.02.05.01	Tax on Income	54,319	18,504	12,825

2.02.05.02	Fund for Capitalization	0	1,295	1,295

2.03	Deferred income	0	0	0

2.05	Shareholders Equity	6,240,100	6,019,240	6,133,986

2.05.01	Capital	2,257,611	2,232,641	1,993,609

2.05.02	Capital Reserves	389,751	410,500	576,850

2.05.03	Revaluation reserves	0	0	0

2.05.03.01	Company Assets	0	0	0

2.05.03.02	Subsidiaries/ Associated companies	0	0	0

2.05.04	Profit Reserves	978,085	1,309,572	1,569,139

2.05.04.01	Legal	187,865	165,693	152,979

2.05.04.02	Statutory	0	0	0

2.05.04.03	Contingency	0	0	0

2.05.04.04	Realizable profits reserve	790,220	1,143,879	1,416,160

2.05.04.05	Profit Retention	0	0	0

2.05.04.06	Special reserve for undistributed dividends	0	0	0

2.05.04.07	Other Profit Reserves	0	0	0

2.05.05	Retained earnings	2,614,653	2,066,527	1,994,388

P:	1

<<

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – INCOME STATEMENT

Account Number	Description	01/01/2002a 12/31/2002	01/01/2001a 12/31/2001	01/01/2000a 12/31/2000

3.01	Gross Revenue	0	0	0

3.02	Revenue deductions	0	0	0

3.03	Net Revenue	0	0	0

3.04	Cost of services rendered	0	0	0

3.05	Gross Profit	0	0	0

3.06	Operating Income (Expenses)	397,236	347,529	451,003

3.06.01	Selling expenses	0	0	0

3.06.02	General and administrative expenses	(28,555)	(22,954)	(48,564)

3.06.02.01	Management remuneration	(2,349)	(3,115)	(2,323)

3.06.02.02	Other General and administrative expenses	(26,206)	(19,839)	(46,241)

3.06.03	Financial	122,394	189,307	130,240

3.06.03.01	Financial Income	387,158	283,496	164,539

3.06.03.02	Financial Expenses	(264,764)	(94,189)	(34,299)

3.06.04	Other operating income	8,147	7,923	33,742

3.06.05	Other operating expenses	(2,742)	(8,229)	(19,153)

3.06.06	Equity in subsidiaries	297,992	181,482	354,738

3.07	Operating Income	397,236	347,529	451,003

3.08	Nonoperating Income	(5,419)	15,871	43,561

3.08.01	Revenues	19	231,891	274,126

3.08.02	Expenses	(5,438)	(216,020)	(230,565)

3.09	Income before Taxes/Profit Sharing	391,817	363,400	494,564

3.10	Income and social contribution taxes	(106,444)	(107,184)	(85,921)

3.11	Deferred Income Tax	0	0	0

3.12	Statutory participations/contributions	(1,232)	(1,950)	0

3.12.01	Participations	(1,232)	(1,950)	0

3.12.02	Contributions	0	0	0

3.13	Reversal of interest on capital	159,300	0	0

3.15	Net Income for the year	443,441	254,266	408,643

P:	1

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Statements of Changes in Shareholders' Equity 01/01/2002 to 12/31/2002
Account Number	Description	Capital	Capital Reserves	Revaluation Reserves	Profit Reserves	Retained earnings	Total of Shareholders' Equity

5.01	Initial Balance	2,232,641	410,500	0	1,309,572	2,066,527	6,019,240

5.02	Prior-year adjustment	0	0	0	0	0	0

5.03	Capital increase/decrease	24,970	(24,970)	0	0	0	0

5.04	Realization of reserves	0	0	0	(353,659)	353,659	0

5.05	Treasury Stock	0	0	0	0	(9,175)	(9,175)

5.06	Net Income for the year	0	0	0	0	443,441	443,441

5.07	Allocations	0	0	0	22,172	(239,799)	(217,627)

5.07.01	Transfers to reserves	0	0	0	22,172	(22,172)	0

5.07.02	Proposed dividends/Interest on Capital	0	0	0	0	(217,627)	(217,627)

5.08	Others	0	4,221	0	0	0	4,221

5.09	Final Balance	2,257,611	389,751	0	978,085	2,614,653	6,240,100

Statements of Changes in Shareholders' Equity 01/01/2001 to 12/31/2001
Account Number	Description	Capital	Capital Reserves	Revaluation Reserves	Profit Reserves	Retained earnings	Total of Shareholders' Equity

5.01	Initial Balance	1,993,609	576,850	0	1,569,139	1,994,388	6,133,986

5.02	Prior-year adjustment	0	0	0	0	(215,942)	(215,942)

5.03	Capital increase/decrease	239,032	(162,152)	0	0	(76,880)	0

5.04	Realization of reserves	0	0	0	(272,281)	272,281	0

5.05	Treasury Stock	0	0	0	0	0	0

5.06	Net Income for the year	0	0	0	0	254,266	254,266

5.07	Allocations	0	0	0	12,714	(146,672)	(133,958)

5.07.01	Transfers to reserves	0	0	0	12,714	(12,714)	0

5.07.02	Proposed dividends/Interest on Capital	0	0	0	0	(133,958)	(133,958)

5.08	Others	0	(4,198)	0	0	(14,914)	(19,112)

5.08.01	Adjustment of social contribution tax additional	0	(4,221)	0	0	0	(4,221)

5.08.02	Tax Incentives - FINAM	0	23	0	0	0	23

5.08.03	Additional dividends - 2000	0	0	0	0	(14,914)	(14,914)

5.09	Final Balance	2,232,641	410,500	0	1,309,572	2,066,527	6,019,240

Statements of Changes in Shareholders' Equity 01/01/2000 to 12/31/2000
Account Number	Description	Capital	Capital Reserves	Revaluation Reserves	Profit Reserves	Retained earnings	Total of Shareholders' Equity

5.01	Initial Balance	1,936,659	1,057,454	0	1,630,989	1,641,518	6,266,620

5.02	Prior-year adjustment	0	0	0	0	0	0

5.03	Capital increase/decrease	56,950	0	0	0	0	56,950

5.04	Realization of reserves	0	0	0	(82,282)	82,282	0

5.05	Treasury Stock	0	0	0	0	0	0

5.06	Net Income for the year	0	0	0	0	408,643	408,643

5.07	Allocations	0	0	0	20,432	(138,055)	(117,623)

5.07.01	Transfers to reserves	0	0	0	20,432	(20,432)	0

5.07.02	Proposed dividends	0	0	0	0	(117,623)	(117,623)

5.08	Others	0	(480,604)	0	0	0	(480,604)

5.08.01	Effects of CVM 349/01Instruction	0	(695,944)	0	0	0	(695,944)

5.08.02	Payment of subscription bonus	0	215,340	0	0	0	215,340

5.09	Final Balance	1,993,609	576,850	0	1,569,139	1,994,388	6,133,986

P:	1

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – STATEMENTS OF CHANGES IN FINANCIAL POSITION

Account	01/01/2002	a	01/01/2001	a	01/01/2000	a
Number	Description	12/31/2002	12/31/2001	12/31/2000

4.01	Sources	378,892	304,123	1,438,682

4.01.01	From Operating Activity	291,309	53,231	150,939

4.01.01.01	Net Income/ Losses	443,441	254,266	408,643

4.01.01.02	Items not affecting working capital	(152,132)	(201,035)	(257,704)

4.01.01.02.01	Depreciation and amortization	2,758	3,107	4,815

4.01.01.02.02	Monetary variation and interest on long-term it	(51,440)	(138,210)	7,379

4.01.01.02.03	Equity in subsidiaries	(297,992)	(181,482)	(354,738)

4.01.01.02.04	Dividends receivable	181,362	129,511	128,401

4.01.01.02.05	Effect of write-off of permanent assets	2,327	5,938	(4,800)

4.01.01.02.06	Investiment losses/ gains	4,970	(19,899)	(38,751)

4.01.01.02.07	Taxes, duties and contributions	5,883	0	0

4.01.01.02.08	Others	0	0	(10)

4.01.02	Shareholders	0	0	272,290

4.01.02.01	Capital	0	0	56,950

4.01.02.02	Premium on subscription of shares	0	0	215,340

4.01.03	Third Parties	87,583	250,892	1,015,453

4.01.03.01	Increase of noncurrent liabilities	0	0	549,119

4.01.03.02	Transfer from noncurrent to current assets	47,558	220,882	297,978

4.01.03.03	Effects on Working Capital - IN CVM 349/91	0	0	144,043

4.01.03.04	Others	40,025	30,010	24,313

4.02	Use of Funds	252,070	1,509,655	238,649

4.02.01	Increase of Permanent assets	23,791	466	17,968

4.02.02	Reduction of Shareholders' Equity (Dividends)	217,627	148,872	117,623

4.02.03	Increase of noncurrent assets	0	1,312,020	102,945

4.02.04	Transfer from noncurrent to current liabilities	1,477	139	113

4.02.05	Other Uses	9,175	48,158	0

4.03	Increase (decrease) in working capital	126,822	(1,205,532)	1,200,033

4.04	Changes in Current Assets	96,687	(1,183,215)	1,169,907

4.04.01	Current Assets at the beginning of the year	365,839	1,549,054	379,147

4.04.02	Current Assets at the end of the year	462,526	365,839	1,549,054

4.05	Changes in Current Liabilities	(30,135)	22,317	(30,126)

4.05.01	Current Liabilities at the beginning of the year	184,324	162,007	192,133

4.05.02	Current Liabilities at the end of the year	154,189	184,324	162,007

P:	1

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – CONSOLIDATED ASSETS

Account
Number	Description	12/31/2002	12/31/2001	12/31/2000

1	Total Assets	16,102,429	14,678,908	14,208,837

1.01	Current Assets	3,749,326	2,324,326	3,821,805

1.01.01	Cash and cash equivalents	1,596,163	465,530	2,018,892

1.01.02	Credits	1,542,851	1,230,937	1,198,214

1.01.02.01	Trade accounts receivable	1,542,851	1,230,937	1,198,214

1.01.03	Inventories	23,309	8,351	10,994

1.01.04	Other	587,003	619,508	593,705

1.01.04.01	Loans and financing	6,795	622	1,166

1.01.04.02	Deferred and recoverable taxes	416,015	406,388	407,799

1.01.04.03	Judicial deposits	724	58,663	76,847

1.01.04.04	Other Assets	163,469	153,835	107,893

1.02	Noncurrent Assets	1,497,323	1,362,649	803,520

1.02.01	Other Credits	0	0	0

1.02.02	Related Party Credits	1,809	30,000	0

1.02.02.01	Associated companies	1,809	30,000	0

1.02.02.02	Subsidiaries	0	0	0

1.02.02.03	Other Related Party Credits	0	0	0

1.02.03	Other	1,495,514	1,332,649	803,520

1.02.03.01	Loans and financing	155,412	99,724	76,220

1.02.03.02	Deferred and recoverable taxes	893,460	936,125	613,731

1.02.03.03	Judicial deposits	331,366	198,052	95,559

1.02.03.04	Inventories	39,862	50,576	0

1.02.03.05	Other Assets	75,414	48,172	18,010

1.03	Permanent Assets	10,855,780	10,991,933	9,583,512

1.03.01	Investiments	165,163	101,248	105,935

1.03.01.01	Associated companies	3,870	3,870	0

1.03.01.02	Subsidiaries	0	0	0

1.03.01.03	Other Investiments	161,293	97,378	105,935

1.03.02	Property, plant and equipment	10,023,579	10,314,316	8,828,080

1.03.03	Deferred charges	667,038	576,369	649,497

P:	1

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – CONSOLIDATED LIABILITIES

P:	1

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – CONSOLIDATED LIABILITIES

Account
Number	Description	12/31/2002	12/31/2001	12/31/2000

2	Total Liabilities and Shareholders' Equity	16,102,429	14,678,908	14,208,837

2.01	Current Liabilities	2,478,708	2,622,056	2,862,816

2.01.01	Loans and financing	542,379	424,473	1,163,704

2.01.02	Debentures	49,495	24,305	23,517

2.01.03	Suppliers	919,486	1,210,838	793,805

2.01.04	Taxes, duties and contributions	371,399	281,107	236,956

2.01.04.01	Indirect taxes	356,720	277,091	233,139

2.01.04.02	Tax on Income	14,679	4,016	3,817

2.01.05	Dividends Payable	249,775	252,364	236,024

2.01.06	Provisions	95,376	105,071	96,610

2.01.06.01	Provision for contingencies	3,232	63,403	96,610

2.01.06.02	Provision for pension plan	92,144	41,668	0

2.01.07	Related Party debts	0	0	0

2.01.08	Others	250,798	323,898	312,200

2.01.08.01	Payroll and related charges	44,352	92,501	65,676

2.01.08.02	Consignments in favor of third parties	78,750	84,106	111,301

2.01.08.03	Profit-sharing	40,390	51,715	35,181

2.01.08.04	Other Liabilities	87,306	95,576	100,042

2.02	Noncurrent Liabilities	5,032,117	3,721,847	2,784,315

2.02.01	Loans and financing	2,090,400	2,126,804	1,799,958

2.02.02	Debentures	1,493,893	572,662	554,102

2.02.03	Provisions	795,688	764,151	304,184

2.02.03.01	Provision for contingencies	385,992	315,075	294,264

2.02.03.02	Provision for pension plan	409,696	449,076	9,920

2.02.04	Related Party debts	0	0	0

2.02.05	Others	652,136	258,230	126,071

2.02.05.01	Payroll and related charges	11,444	0	0

2.02.05.02	Suppliers	4,123	0	0

2.02.05.03	Indirect taxes	344,452	182,814	75,932

2.02.05.04	Tax on Income	81,238	39,530	23,649

2.02.05.05	License for operating telecoms services	174,991	0	0

2.02.05.06	Other Liabilities	27,729	26,431	16,999

2.02.05.07	Fund for Capitalization	8,159	9,455	9,491

2.03	Deferred income	11,032	10,991	10,396

2.04	Minority interests	2,355,025	2,323,040	2,438,862

2.05	Shareholders Equity	6,225,547	6,000,974	6,112,448

2.05.01	Capital	2,257,611	2,232,641	1,993,609

2.05.02	Capital Reserves	389,751	410,500	576,850

2.05.03	Revaluation reserves	0	0	0

2.05.03.01	Company assets	0	0	0

2.05.03.02	Subsidiaries/ Associated companies	0	0	0

2.05.04	Profit Reserves	978,085	1,309,572	1,569,139

2.05.04.01	Legal	187,865	165,693	152,979

2.05.04.02	Statutory	0	0	0

2.05.04.03	Contingency	0	0	0

2.05.04.04	Realizable profits reserves	790,220	1,143,879	1,416,160

2.05.04.05	Profit Retention	0	0	0

2.05.04.06	Special reserve for undistributed dividends	0	0	0

2.05.04.07	Other Profit Reserves	0	0	0

2.05.05	Retained earnings	2,600,100	2,048,261	1,972,850

P:	2

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – CONSOLIDATED INCOME STATEMENT

Account Number	Description	01/01/2002 a 12/31/2002	01/01/2001 a 12/31/2001	01/01/2000 a 12/31/2000

3.01	Gross Revenue	9,839,680	8,458,496	6,045,924

3.02	Revenue deductions	(2,768,312)	(2,300,088)	(1,535,756)

3.03	Net Revenue	7,071,368	6,158,408	4,510,168

3.04	Cost of services rendered	(4,441,340)	(3,983,885)	(3,004,183)

3.05	Gross Profit	2,630,028	2,174,523	1,505,985

3.06	Operating Income (Expenses)	(1,898,500)	(1,514,299)	(838,477)

3.06.01	Selling expenses	(761,753)	(722,556)	(353,996)

3.06.02	General and administrative expenses	(656,885)	(604,483)	(468,655)

3.06.02.01	Management remuneration	(7,961)	(7,498)	(4,685)

3.06.02.02	Other General and administrative expenses	(648,924)	(596,985)	(463,970)

3.06.03	Financial	(601,043)	(126,385)	39,803

3.06.03.01	Financial Income	313,752	310,320	301,648

3.06.03.02	Financial Expenses	(914,795)	(436,705)	(261,845)

3.06.04	Other operating income	262,546	253,100	202,630

3.06.05	Other operating expenses	(141,365)	(313,975)	(258,259)

3.06.06	Equity in subsidiaries	0	0	0

3.07	Operating Income	731,528	660,224	667,508

3.08	Nonoperating Income	(144,129)	(125,865)	80,767

3.08.01	Revenues	44,997	451,856	376,044

3.08.01.01	Gain on the acquisition of tax credits -REFIS	0	0	22,649

3.08.01.02	Other Revenues	44,997	451,856	353,395

3.08.02	Expenses	(189,126)	(577,721)	(295,277)

3.08.02.01	PIS/COFINS on REFIS gain	0	0	(827)

3.08.02.02	IRPJ/CSLL on REFIS gain	0	0	(7,419)

3.08.02.03	Minority Interests on REFIS gain	0	0	(4,973)

3.08.02.04	Other Expenses	(189,126)	(577,721)	(282,058)

3.09	Income before Taxes/Profit Sharing	587,399	534,359	748,275

3.10	Income and social contribution taxes	(221,686)	(203,610)	(282,177)

3.11	Deferred Income Tax	0	0	0

3.12	Statutory participations/contributions	(42,619)	(52,783)	(30,155)

3.12.01	Participations	(42,619)	(52,783)	(30,155)

3.12.02	Contributions	0	0	0

3.13	Reversal of interest on capital	270,583	79,334	53,499

3.14	Minority Interests	(150,696)	(96,298)	(79,829)

3.15	Net Income for the year	442,981	261,002	409,613

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PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

Account Number	Description	01/01/2002 a 12/31/2002	01/01/2001 a 12/31/2001	01/01/2000 a 12/31/2000

4.01	Sources	4,161,556	2,915,226	4,850,598

4.01.01	From Operating Activity	3,099,991	2,529,735	2,112,294

4.01.01.01	Net Income/ Losses	442,981	261,002	409,613

4.01.01.02	Items not affecting working capital	2,657,010	2,268,733	1,702,681

4.01.01.02.01	Depreciation and amortization	2,124,143	1,996,280	1,590,203

4.01.01.02.02	Monetary, Exchange variation and interest on long-term items	130,222	44,056	15,321

4.01.01.02.03	Provision for contingencies	17,188	12,972	12,581

4.01.01.02.04	Effect of write-off of permanent assets	14,096	19,046	(4,120)

4.01.01.02.05	Taxes, duties and contributions	204,251	129,900	62,055

4.01.01.02.06	Investment Gain	4,970	(19,899)	0

4.01.01.02.07	Minority Interests	150,696	96,298	31,303

4.01.01.02.08	Others	11,444	(9,920)	(4,662)

4.01.02	Shareholders	0	0	272,290

4.01.03	Third parties	1,061,565	385,491	2,466,014

4.01.03.01	Increase of noncurrent liabilities	969,324	285,686	2,164,803

4.01.03.02	Increase of Shareholders' Equity	0	0	144,043

4.01.03.03	Transfer from noncurrent to current assets	47,390	18,037	119,036

4.01.03.04	Others	44,851	81,768	38,132

4.02	Use of Funds	2,593,208	4,171,945	4,454,155

4.02.01	Increase of noncurrent assets	191,636	383,895	92,646

4.02.02	Increase of Permanent assets	2,005,985	3,449,032	3,473,702

4.02.03	Reduction of Shareholders' Equity (Dividends)	328,910	228,206	171,122

4.02.04	Reduction of Shareholders' Equity - CCL merger CRT and TBS	0	0	544,008

4.02.05	Transfer from noncurrent to current liabilities	45,104	6,288	172,677

4.02.06	Other Uses	21,573	104,524	0

4.03	Increase (decrease) in working capital	1,568,348	(1,256,719)	396,443

4.04	Changes in Current Assets	1,425,000	(1,497,479)	1,776,800

4.04.01	Current Assets at the beginning of the year	2,324,326	3,821,805	2,045,005

4.04.02	Current Assets at the end of the year	3,749,326	2,324,326	3,821,805

4.05	Changes in Current Liabilities	(143,348)	(240,760)	1,380,357

4.05.01	Current Liabilities at the beginning of the year	2,622,056	2,862,816	1,482,459

4.05.02	Current Liabilities at the end of the year	2,478,708	2,622,056	2,862,816

P:	1

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

To
The Board of Directors and Shareholders
Brasil Telecom Participações S.A.

We have examined the balance sheet of Brasil Telecom Participações S.A. and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2002, and the related statements of income changes in shareholders' equity and changes in financial position for the year then ended which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examination was conducted in accordance with auditing standards applicable in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and the accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by management of the Company and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects the financial position of Brasil Telecom Participações S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2002, and the results of their operations, changes in shareholders' equity and changes in their financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

Our examination was performed with the objective of expressing an opinion on the financial statements taken as a whole. The statement of cash flow represents supplementary information to the financial statements and is presented to enable additional analysis. This supplementary information was submitted to the same audit procedures applied to the financial statements, and in our opinion, is presented fairly in all material respects, in relation to the financial statements taken as a whole.

The financial statements of Brasil Telecom Participações S.A and its subsidiaries for the financial year ended December 31, 2001 were examined by other independent auditors, which issued an unqualified opinion dated March 11, 2002.

February 26, 2003

KPMG Auditores Independentes
CRC-SP-014.428/O-6-“F”-DF

Manuel Fernandes Rodrigues de Sousa
Contador CRC-RJ-052.428/O-S-DF

P:	1

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PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

To our Shareholders,

In compliance with legal and statutory provisions, the Management of Brasil Telecom Participações S.A. submits for your appreciation the Management Report and the Individual and Consolidated Financial Statements together with the Report of Independent Public Accountants, for the year ended December 31, 2002.

Economic Conditions

The year 2002 began with a positive outlook for the economic performance of the Brazilian economy. However, these expectations were not realized, mainly as a result of the turbulence occurring after the second quarter, which ended by reducing GDP growth to modest levels: approximately 1.5%.

The US economy, the world economy's driving force, showed no signs of reversing the negative expectations; on the contrary, the corporate confidence crisis which afflicted the country ended by increasing risk aversion on the part of the main economic agents, thereby reducing capital flows to emerging countries. At the same time, the European and Japanese economies continued to make little progress, in other words, they also showed no sign of growth that could reactivate the world economy.

In addition, uncertainties arising from economic and political issues in Latin American countries, as well as the threat of an imminent war in the region of the Persian Gulf, also contributed to create a negative outlook.

In the domestic context, the 52.3% of the Real devaluation, arising from uncertainties as to the outcome of the presidential election and the policies to be introduced by the new government as well as the crisis in Argentina, ended by having a negative impact on the Brazilian economy. The main consequences were: aggravation of the inflationary spiral, with the IGP-DI reaching 26.4% in 2002, an increase in interest rates, represented by an actual SELIC rate reaching 24.9% in December 2002, against 19.05% in 2001, growth in public debt and a decline in economic activity.

In order to avoid an even more adverse situation, the monetary authorities were led to increase fiscal stringency with the objective of increasing the primary surplus. As a result, the negative impact on the already precarious ratio of net public debt to GDP (which reached 63.6%, but retreated to something around 55.9%) was minimized. Fiscal policies were directed to keeping the public debt sustainable and monetary policies aimed to offset the effects of the Real devaluation.

On the positive side, it is worth registering the performance of the trade balance, which recorded a surplus of US$13.1 billion in 2002 (US$2.6 billion in 2001).

For 2003, lower vulnerability is expected, with the domestic economy producing more favorable results. This seems to be possible because the new government has understood the issues and has given unmistakable signs that it will face up to the problems involved. A strong determination to pass pension and tax reforms are clear examples of this approach and clearly demonstrate that the direction initially sketched out by the new government's team has not been discarded.

Furthermore, the maintenance of inflation targeting, monetary stability and support for an independent Central Bank, are measures which have been restated by the government and should contribute to re-establish the confidence of the international market in the Brazilian economy during 2003. The prospect of new foreign investment and the reopening of international credit lines, as well as responsible management of public finance will contribute to economic stability, disinflation, reduction of real interest rates and, consequently, a return to growth.

The Telecommunications Sector

The growth curve of fixed telephony in Brazil clearly showed that this market reached its maturity in 2002. In terms of lines installed, plant increased by only 3.1%, from 47.7 million lines in December 2001 to 49.2 million in December 2002. At the same time, teledensity increased from 27.3% to 29.0%, in the same period. This maturity was already expected due to the anticipation of ANATEL’s targets from 2003 to 2001.

Brasil Telecom Participações S.A.	2

PUBLIC FEDERAL SERVICE
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Standard Financial Statements	Corporate Law
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01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Competition in fixed telephony is still at low levels. The concessionaires still have total market hegemony. Mirror companies account for only 2.5% of the lines in service in Brazil and the “espelhinhos” have not succeeded in obtaining enough volume to change this scenario of limited competition.

The concessionaires that anticipated the goals for 2003 received from Anatel authorizations to operate new services: local, domestic and international long-distance, outside their original concession areas. However, in 2002 the operations of these companies were practically restricted to their respective original areas. Among the few actions taken in order to be more aggressive outside their concession areas, one was the approach to the corporate market, including long-distance calls originating in their respective areas and terminating in other regions.

In the data transmission segment, there was fiercer competition for corporate customers, leading to price reductions and progress in the quantity and quality of services provided. The supply of broadband services grew significantly, especially the Asymmetric Digital Subscriber Lines – ADSL, which reached approximately 500 thousand accesses in Brazil, showing its importance as a domestic and international reference.

Generally speaking, all the fixed telephony companies' strategy was concentrated basically on the creation of mechanisms for traffic generation, reductions in capital expenditures, and the pursuit of operational efficiency.

Within this strategy, it is worth to stress the emphasis placed on ADSL and intelligent services, which have been playing an important role in providing incremental revenue, optimizing the infrastructure already installed.

In the mobile telephone segment, the effective introduction of Personal Mobile Service – SMP began with the start-up of the companies Oi and TIM, on the D and E-bands. Besides that, a successful auction of the remainder of the D and E-bands was held in the second half of the year. Brasil Telecom, Vésper and Telecom Américas made purchases at this auction and should start operating in 2003.

In 2003, greater competition is expected in the various different segments, involving all market players. During 2002, Anatel granted 11 licenses for local telephony with varied coverage and 14 authorizations for domestic and international long-distance, indicating companies' willingness to enter the dispute for new markets.

The companies best equipped to provide quality, price and complete solutions, suitable for the needs of each customer segment are those best placed to face this scenario of fiercer competition.

Regulatory Environment

During 2002, the telecommunications market sought to absorb the new regulations issued by Anatel at the end of 2001, whose basic purpose was to make the existing restrictions more flexible in order to eliminate the concessionaires' monopoly. With these new regulations, Anatel sought to facilitate the entry of other operating companies, increasing competition in both local and long-distance services.

As part of this process Anatel intensified inspections of concessionaire companies, an activity which reached its peak in the second half of the year. Simultaneously, because of the declaration of the early achievement of goals by various companies, the agency concentrated considerable energy on the certification of these claims.

Definitely, local interconnection was the issue that demanded most intervention by the regulatory agency, as a controversial subject and over which remains many doubts. As a result of the questions raised by long-distance providers, the subject reached Anatel's highest levels and continues to be in progress at the Administrative Council for Economic Defense – CADE.

Another issue considerably discussed, throughout the year, was the portability of non-geographic codes, involving the Brazilian Association of Switched Fixed Telephone Service Providers – ABRAFIX. Despite the efforts made by Anatel and the companies, a suitable methodology was not agreed, leaving the issue to be settled in 2003.

Continuing with the public placing of licenses for the D and E-bands, the agency closed the round of tenders for the radiofrequency spectrum allocated to SMP.

Brasil Telecom Participações S.A.	3

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

In the second half of the year, Anatel's attention also turned into the holding of a public hearing on the extension of the concession contracts that, under the rules in force, must be published by December 31 2002, as in fact they were.

The Company

Area of Operation

The area of operation, comprising the following States: Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul, in addition to the Federal District, corresponds to 24% of the population (approximately 41 million inhabitants), 25% of the GDP (approximately R$280 billion) and 33% of Brazilian territory (approximately 2.8 million Km2). Region II also contains four metropolitan areas with a population of over one million inhabitants and it borders on Peru, Bolivia, Paraguay, Argentina and Uruguay. It can be considered a Mercosur corridor.

Ownership Structure

Brasil Telecom Participações S.A. is controlled by Solpart Participações S.A., holder of 53.5% of the common shares, corresponding to 20.1% of total capital. Solpart Participações S.A. on its turn, is controlled by Timepart Participações Ltda., Techold Participações S.A. and Telecom Italia International N.V.

On August 28, 2002, Telecom Italia reduced its holding in the voting shares of Solpart Participações S.A., transferring 18.3% of the common shares to Techold and Timepart. In this way Telecom Italia’s holding in the Solpart voting shares was reduced from 37.3% to 19.0%, and Techold and Timepart’s holdings were increased to 19.0% and 62.0%, respectively.

Alterations were made to Solpart’s Shareholders’ Agreement, and Telecom Italia’s political rights were temporarily suspended in order to reflect the changes referred to above. Solpart’s holding in Brasil Telecom Participações S.A. remained unchanged, as shown in the diagram below:

Brasil Telecom Participações S.A.	4

PUBLIC FEDERAL SERVICE
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Standard Financial Statements	Corporate Law
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01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Figure 1: Ownership Structure

Risk Factors

As part of the process of improving the Brazilian telecommunications model, during the last days of 2002 Anatel held a public hearing with a proposal of the new conditions, including new quality and universalization goals, which will act as a basis for the extension of fixed telephony concession contracts to come into effect from 2006. According to the General Telecommunications Law – LGT, the current concessionaires must indicate their interest in extending their contracts until June 30, 2003, considering the new conditions, which will be approved prior to that date.

During 2003, competition will be fiercer, as the companies that anticipate their goals will aim to act in new regions, mainly in the corporate market and the residential market with high purchasing power. Brasil Telecom’s success in this scenario will depend on the outcome of its sales activity and its ability to bring forward and respond to competitive factors which affect the industry, including the introduction of new services, changes in consumer preferences, and demographic trends, economic conditions and discount policy.

The risk of losses caused by the difficulty in receiving amounts billed to customers has been observed in the telecommunications sector. As a provider of telecommunications public services, Brasil Telecom’s credit and collecting policy is subject to the regulations established by Anatel. Besides this credit policy, Brasil Telecom has introduced internal controls and permanent monitoring of the level of accounts receivable, as well as launching prepaid and hybrid terminals, as preventive action for combating delinquency and limiting the risk of loss.

Brasil Telecom Participações S.A.	5

PUBLIC FEDERAL SERVICE
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01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Brasil Telecom’s financial risk is limited due to consolidated cash generation and low degree of leverage leading to a comfortable financial position. Exposure to exchange rate risks is also minimal, as the foreign currency debt represented 5.4% of consolidated total debt and all of that debt maturing in 2003 was hedged.

Competition

In 2002, with the liberalization of the market promoted by Anatel, the Switched Fixed Telephone Service – STFC, was exposed to greater competition. The regulatory agency increased the number of authorized companies granted new concessions authorizing entry into the market. Given that, not only local services, but also domestic and international long-distance would have a potentially larger number of competitors.

However, it was noticed that competition for local and long-distance services suffered no significant change during the year in Brasil Telecom's concession area. There were several actions involving companies in the telecommunications market, but the local concessionaires were still able to set the rules.

Local Service

As realized in the rest of the world, creating competition in local services, especially in the voice market, is a difficult or even impossible task. In the countries, in which it has been attempted to introduce competition, even after several years of operation, the concessionaires have normally retained hegemony in the local market, with market shares over 80% and, in some markets, over 90%, as in the United States.

In its region, Brasil Telecom holds 96.5% of the local market share. However, this leadership is the result of a series of actions mainly focused on increasing customer fidelity. The more notable actions, taken for this purpose, include: spread of broadband access, expansion of intelligent services, alternative plans and permanently competitive prices.

In 2003, new competitors are expected to enter Region II to provide local services. It is believed that these new companies will only concentrate their efforts on the main cities, focusing on corporate customers and residential customers with high purchasing power.

Domestic Long-distance

Since the introduction of the Carrier Selection Code – CSP, in July 1999, competition has been introduced into this segment. Generally speaking, in the three regions, competition in the long-distance market is practically restricted to local concessionaires and Embratel. Intelig and the local mirror companies have insignificant market shares.

In the context of its concession area, Brasil Telecom retained its leadership in this market in 2002, as can be seen from the graph below:

Brasil Telecom Participações S.A.	6

PUBLIC FEDERAL SERVICE
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Standard Financial Statements	Corporate Law
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01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Graph 1: Market Share – Quarterly Average

The increase in market share, either in the intra-sectorial and intra-regional segments, is due to the company’s firm positioning in order to offer always the lowest tariff combined with the plan that best fits the needs of each customer segment.

In 2003, however, with the release of new authorizations by Anatel, competition should grow further. The local concessionaires that obtained new licenses to provide a service in other regions will concentrate their activity, mainly due to economic reasons, on the corporate market and also the originating calls in their concession areas.

Interconnection

Brasil Telecom concentrated throughout 2002, in accordance with the regulations in effect, on signing agreements with all those interested in interconnection with its local or long-distance networks.

Companies operating in market niches made greater efforts to attract customers that demand more traffic, such as Internet access providers and call centers. These companies, relying on the regulations, created an artificial imbalance in traffic on the local interconnection routes. Brasil Telecom has constantly struggled this activity in various different spheres: regulatory, marketing and legal.

While this question has not yet been fully resolved, it has been minimized. This anomaly, however, will only be corrected when Anatel, through the regulation arising from Public Hearing 417/02, makes official the distinction between telecommunications services and added-value services.

Brasil Telecom monitored and permanently negotiated with the STFC and Cellular Mobile Service – SMC companies, aiming to protect its hegemony in Region II, as the provider of LDN transport services.

The companies Telemar and Telefônica, having anticipated their 2003 universalization goals, obtained, as allowed by the regulations, new STFC authorizations, enabling them to operate in Region II. As a result, Brasil Telecom has settled with these companies the terms of relationship, based on the regulation, which included agreements for: interconnection, LDN transport, plant sharing, negotiated on principles of reciprocity. All this in order to assure, as of now, the terms for future relationship agreements with these companies, when Brasil Telecom has obtained new STFC authorizations for operating in Regions I and III, which are respectively, the original operating areas of Telemar and Telefônica.

Brasil Telecom Participações S.A.	7

PUBLIC FEDERAL SERVICE
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01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Data Transmission

Definitely, this is the segment in which competition is already fierce and will tend to increase still further over the next few years. It is worth emphasizing, nevertheless, that voice transmission represents and will continue to represent the largest share of local concessionaires’ sales.

However, operating companies have noticed the need to take actions rapidly in order to extend the range of solutions in the data area and thus to increase their total revenue by acquiring new corporate customers, raising their share in this competitive market.

One of Brasil Telecom’s strategies to reinforce its position in the data area was ADSL. ADSL accesses in service increased from 34.4 thousand in 2001 to 140.7 thousand in 2002, representing a growth of 309% and showing that the greater demand in the data area is concentrated in Internet access. Besides ADSL, the company has emphasized the Dedicated Digital Line Service – SLDD, and Frame-Relay, which are becoming an interesting solution for the small and medium-sized corporate segment.

In 2003, the company’s expectations also include services based on IP technology, mainly Voice over Internet Protocol – VoIP and Virtual Private Network Internet Protocol – VPN IP.

Strategic Priorities

Organizations in general, and those of the telecommunications industry in particular, have been constantly demanding more from their executives: leadership, skill and a firm hand in day-by-day demands.

To satisfy these organization requirements, Brasil Telecom has been passing through an intensive but absolutely necessary transformation process since 2001, in order to position the company in the context of major changes.

The main objective of this process was and still is to change the culture of a company which was originally a state-owned monopoly, to something entirely new, directed towards the market and results. So the main priorities were: 1) to retain leadership in Region II, taking advantage of the network’s capillarity and positive image with its customers, 2) to seek consolidation in order to become one of the major national competitors, 3) to position itself strategically at all important points along the chain for generating telecommunications business value, 4) to develop integrated voice, data and image services, 5) to take actions leading to customer fidelity, and 6) to reflect the change in culture in its organization structure, bringing the company into line with a new competitive environment.

Network

Brasil Telecom’s network received capital expenditure totaling R$1.0 billion in 2002, representing 53% of total investment. This made possible the installation of 533 thousand lines as well as the expansion of the data transmission and intelligent services network. In this way Brasil Telecom guarantees the quality of the service providers and is ready for traffic expansion.

Among the year's main achievements is the introduction of four Points of Access to the Service – PAS in the cities of Campo Grande, Cuiabá, Maringá and Porto Alegre, as well as the enlargement of the five existing PAS’s. Because of that, new services were introduced, for example Internet Call Waiting and hybrid terminal.

The Calling Line Identification Verification – CLIV tool was introduced on the signaling network, aiming at blocking other operating companies’ users that use the CSP 14 and are in default with their bills.

In the transmission backbone, the first Dense Wavelength Digital Multiplexes – DWDMs were introduced between Blumenau and Florianópolis and between Porto Alegre and Caxias do Sul, making it possible to expand initial transmission capacity along these sections of state backbones by a factor of eight.

Brasil Telecom Participações S.A.	8

PUBLIC FEDERAL SERVICE
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01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Evolution of Data Transmission Plant

The main actions were directed towards expansion of existing networks, in particular the installation of 124.7 thousand new ADSL gateways, to give a total of 225.3 thousand gateways installed. Plant in service totaled 140.7 thousand accesses, representing growth of 309% over 2001.

The DialNet service (dial-up access to the Internet) increased from 47.5 thousand gateways installed in December 2001 to 89.0 thousand at the end of 2002, in other words growth of 87.4%.

With regard to other data transmission services (ATM, Frame Relay, IP), there was growth of 24.4% in existing plant, as a result of the installation of 1.6 thousand new gateways, increasing the installed base to 8.2 thousand gateways.

During the last quarter of the year Multi Protocol Label Switching – MPLS along with aggregator equipment started to be installed on the IP network. These introductions will ensure the supply of superior services for corporate customers.

Changes in Quality and Universal Service Goals

Table 1 shows the results obtained in 2002 according to the indicators of the General Plan of Universal Service Goals. As can be seen, all goals have been fully achieved, except in the case of the indicator for supplying requests for individual access up to four weeks, which showed 1.2 million (98.23%) service orders completed within the time limit and only 21.4 thousand (1.77%) completed late.

Brasil Telecom made a public announcement on January 28, 2003, stating that with effect from February 28, 2003 it will have achieved all the goals laid down by Anatel in the General Plan for Universal Service Goals. This process was submitted to an independent auditing company.

On January 22, 2003, Brasil Telecom announced that by February 28 of the same year its branches will have achieved all the goals for universal service laid down in the General Plan for Universal Service Goals for Switched Fixed Telephone Services, stipulated in its concession contracts to be achieved by December 31, 2003. From that day, the company will be submitting all the processes necessary for obtaining certification from Anatel that the goals have been achieved, in the shortest time possible.

Achievement of the goals for 2003 was accelerated due to the acquisition of licenses for Personal Mobile Service – SMP, for Brasil Telecom's concession area. With certification that the goals have been achieved, besides enabling it to operate in other regions, Brasil Telecom will be able to provide its customers with a complete and integrated portfolio of products, services and solutions, including mobile telephony and domestic and international long-distance calls.

The company has reached or exceeded the goals set for 410 out of the 420 quality indicators laid down by Anatel in the General Plan for Quality Goals for STFC, as shown below in Table 2:

On February 12, 2003, Anatel published the results of its first customer satisfaction survey for telephone services, in which 84.2 thousand users were interviewed between July and December 2002. The customer satisfaction indices with the 34 fixed telephone service providers were divided into the residential, non-residential and public segments.

In the residential segment, out of a total of 34 providers, the Pelotas and Santa Catarina branches obtained first and second places respectively in the satisfaction index for Brazil. In the non-residential segment, the 10 providers of Brasil Telecom are amongst the 14 with the highest satisfaction indices, and in public telephony, the four best providers in the country form part of Brasil Telecom.

The Company’s performance shows its commitment with the quality of services provided to clients.

Brasil Telecom Participações S.A.	9

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Marketing

Residential Market and SOHO

The Brasil Telecom initiatives in the residential market were concentrated on creating and providing higher added-value services, always aimed at a considerable increase in average revenues per line in service. To achieve this objective, the Company established partnerships to expand sales channels, especially for intelligent services, which still have a reduced penetration in the Brazilian market.

For this purpose Brasil Telecom signed a partnership with the principal manufacturers of call identifiers. Large retail chains were accredited by Brasil Telecom to facilitate the sale of these devices. During the year 6.5 million leaflets were sent with telephone bills to residential and Small Office, Home Office – SOHO clients.

Another important action initiated in 2002 was to segment fixed telephone residential clients into consumer groups according to their habits. This measure, when fully implemented, will enable the Company to offer products and services according to the profile of each group.

After satisfying 100% of the demand for conventional telephones, Brasil Telecom is studying and implementing alternative plans to better utilize the infrastructure available, and also offer more adequate solutions for the socioeconomic profile of each client.

Amongst the new services developed for the residential and SOHO segment, we can highlight: prepaid telephones, SOS Fone and Fale.com.

Small & Medium Entreprises

Aiming to offer a differentiated service to the market for small and medium-sized companies, which definitely represent an important niche market, Brasil Telecom has expanded the channel of direct relationships with these clients and increased its capillarity to better serve the segment in its concession area. For example the number of authorized agents was increased by 54% in 2002. One of the permanent objectives or Brasil Telecom is to bring integrated solutions to clients that are adequate for their real needs.

To solidify the relationship with the small and medium-sized company market, a marketing campaign was launched during the period from August to November 2002, presenting a portfolio of products, services and solutions by Brasil Telecom, in addition to strengthening customer service channels.

The company market also gained a new channel of communications: newsletter “14 Na Linha”, edited quarterly, the purpose of which is to maintain the market informed about the principal news, cases, products and services offerings, tips for day-by-day telecommunications services and other information of public interest.

In the customized service view, the highlight is the launching of the “IP Turbo” product, which has specific characteristics to serve the Internet needs of the small and medium-sized companies market.

Public Telephony

To Brasil Telecom, the public telephone service is not only an eminently social service, but also a market with a great potential to be exploited, in other words a strategic segment, due to its great external visibility and coverage of all social classes. Based on these premises, the Company developed initiatives towards increasing the average number of credits used per card. An example was the introduction of the 40 credit card, which achieved an excellent performance, becoming the principal product in the public telephone portfolio of Brasil Telecom.

In addition to this initiative, several successful campaigns were held, such as the: LigMania Sítio do Pica-Pau Amarelo, Criança Esperança, Natal – Fábrica do Papai Noel, Reveillon – Superstições de Ano Novo, and also the introduction of a new virtual telephone card shop.

Brasil Telecom Participações S.A.	10

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Corporate and Government Market

Brasil Telecom’s strategy for the corporate and government market is based on an integrated supply of products and services, with complete and innovative solutions. Simultaneously the Company understands that it is fundamental to work with competitive price structures, linked with the most modern and security telecommunications technology.

One of Brasil Telecom’s priorities in 2002 was to seek excellence in relationships with corporate clients, to identify their needs and serve them with the best cost-benefit ratio.

For this purpose in May of 2002 Brasil Telecom held an event at Florianópolis that provided the opportunity to bring together its main clients and present the Company, its executives, and modern technology platform in more detail, based on which all services and solutions are made available with high quality and absolute security.

The focus on relationships, and also teamwork aimed at attending to and satisfying customers’ needs, was stressed creatively and in an innovative way at this event. The success of this initiative was repeated in Rio de Janeiro in September 2002 and potential clients were invited.

Currently an exclusive personalized client service structure is available for corporate and government clients, available 24 hours a day. In addition, these clients are served by a team of specialized consultants.

In order to strengthen the image of Brasil Telecom as the principal partner and provider of communications solutions to the governmental area, especially with respect to digitalization projects, the Company sponsored the 1st International Electronic Government Forum, held in June of 2002 in Brasília.

Continually aware of the trend towards interactivity through telephony, Brasil Telecom takes an active part in tele-donation campaigns. The Criança Esperança and Teleton projects are the largest in the segment. This trend is also manifesting itself in other applications such as tele-voting, and indicates the Company’s focus on facilitating wide possibilities of community interactivity through the use of telecommunications resources.

Cyber Data Center – CyDC

Two data centers were inaugurated in 2002, one in Brasília and the other in Porto Alegre, which together with the existing center in Curitiba, have enabled Brasil Telecom to strengthen its strategy of providing complete high-technology solutions, totally adapted to customers’ needs.

By using a decentralized data infrastructure, Brasil Telecom understands that clients feel safer in knowing that their information is nearby their installations. However, it should be highlighted that the Cyber Data Centers – CyDC are interconnected by high-speed networks, guaranteeing high added-value services incorporating physical and logic security resources.

In order to strengthen initiatives to commercialize the CyDC’s, Brasil Telecom has established partnerships to enable products and services focused on market segments with specific approaches to be offered.

Broadband

As part of its strategy to improve the fidelity of its customer base, Brasil Telecom has expanded the sales effort of the Turbo service (ADSL technology) to residential clients with high earning power, making available the service from stations serving the A and B social classes, currently offering the service in 190 municipalities of Region II.

In order to differentiate its product and increase average revenues per access, the Company has repositioned its ADSL product line, creating the “Turbo” family, which provides access speeds varying between downstream speeds of 300Kbps and 1.0Mbps and upstream speeds of 150Kbps to 300Kbps. Also within the idea of increasing revenue from the broadband business, added-value services were developed using the infrastructure of the ADSL network. An example is the Turbo Video, which uses the broadband network to transmit Video on Demand and Regular VPN, which enables content to be exchanged by the Internet securely by means of a dedicated access.

Brasil Telecom Participações S.A.	11

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

To increase sales of the “Turbo” family products, contracts were signed with the principal suppliers to charge for the modem via the telephone bill. Also new brands of modems were approved to stimulate competition between manufacturers and reduce prices to clients.

In 2002 partnerships were made with regional and national providers. And, 319 contracts were signed, which in addition to authenticating users of the Turbo and Turbo Empresas products, also function as sales channels.

Strategy for Tariff Pricing and Increases

Local Basic Plan

The adjustment of the Local Basic Plan tariffs is based on a basket of services comprising: installation, subscription of each type of terminal and pulses. The strategy adopted by Brasil Telecom in the 2002 adjustment meant the concentration of the adjustment on residential subscription and pulses. Tariffs for installation, non-residential and PBX subscriptions were reduced, reaching with this combination the maximum average increase allowed for the basket of services: 8.3%. In addition to the basket of services, the following items also form part of the Basic Local Plan: change of address, increased by 9.4%, public telephone credit, readjusted by 8.0%, and local calls to the mobile service – VC-1, which have a different adjustment date from the others (as can be noticed in the item fixed-mobile calls).

DLD Basic Plan

For the tariffs of the Domestic Long Distance – DLD Basic Plan, which only considers originated calls and destined to fixed terminals, the 2002 increase was linear. The only difference was for the Rio Grande do Sul branch, where the tariff adjustment for Degrau 4 was higher. As a result all the branches of Brasil Telecom now use equivalent tariffs.

Brasil Telecom readjusted the DLD service basket by 4.97%, opting for a linear increase irrespective of distances and times, whereas previously, short distance and normal and reduced period tariffs had been readjusted at different rates.

Fixed-to-mobile calls, VC-2 and VC-3, are also part of the DLD Basic Plan, which were readjusted on different dates from the fixed-fixed tariffs (as can be seen in the item: Fixed-to-Mobile Calls).

Fixed-to-mobile Calls

For the readjustment of the fixed-to-mobile tariffs, VC-1, VC-2 and VC-3, Brasil Telecom has been applying the maximum adjustment rate authorized by Anatel, on a linear basis, due to the high costs of mobile network remuneration (TU-M/VU-M).

In February 2002, fixed-to-mobile tariffs were adjusted. The VC-1 tariff was adjusted by 9.9% and VC-2 and VC-3 by 8.8%.

Network Usage Tariffs

The tariffs for the use of local networks (TU-RL) and long-distance network (TU-RIU) were readjusted at the maximum rates allowed by Anatel, representing an increase of 1.65% for TU-RL and 5.02% for TU-RIU in 2002. In 2002, the concessionaires requested the readjustment in June, but Anatel only approved the increase in December, applying the new prices backdated to June.

The tariffs for the use of mobile network (TU-M/VU-M), which represent an expense to Brasil Telecom in the case of calls to mobile phones, are also being readjusted annually at the maximum percentage allowed by Anatel. In February of 2002, these tariffs were increased by an average of 11.0%.

Brasil Telecom Participações S.A.	12

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Customer Relationship

This was a year to consolidate infrastructure and partnerships, within the customer relationship strategy. As an illustration, it is important to register that Brasil Telecom’s call centers receive an average of 31.5 million calls per month, which demonstrates the scale of the operation.

In 2002, the Company continued to implement the Customer Relationship Management – CRM, Work Force Management and Data Warehouse systems, in addition to the implementation of new call center platforms and development of its new web page.

The CRM project, for example, was developed to better equip the Company with respect to customer relationship, since the tool enables the organization to storage important and strategic information on customer profiles, integrating them into a single base. This facilitates the analysis, enabling the establishment and maintenance of a mutually advantageous and lasting relationship.

Brasil Telecom’s website received 1.6 million accesses per month during the last quarter of 2002. By the end of the year, 207 thousand clients had registered in the Company homepage, which represented a 67% increase in relation to 2001, consolidating the strategy to make it becomes another channel for customer relationship.

During the year, the website was completely reformulated, focused principally on clients and their needs. The reformulation involved the creation of specific portals for each market segment: residential, SOHO, business, corporate and government, plus the development of new services such as: e-mail accounts, interactive accounts, online payments and consumption graphs.

In 2002, Brasil Telecom consolidated and expanded its partnership with the largest service networks in the country, the postal service company Empresa Brasileira de Correios e Telégrafos – ECT, lottery agencies and the Caixa Econômica Federal – CEF, offering certain kinds of services at more than 10 thousand points of attendance.

At the lottery agencies, 8.6 million online consultations of direct debt and 5.8 million payments without bills were made, with the automatic unblocking of telephone lines. At the postal service agencies in the Capitals of Region II, the client is already able to request various kinds of service from Brasil Telecom.

BrT Serviços de Internet S.A.

A BrT Serviços de Internet S.A. - BrTi, a wholly owned subsidiary of Brasil Telecom S.A., was incorporated in October 2001, with the mission of be the leader and the benchmark in the market for the distribution and access to interactive media and offering integrated solutions based on the Internet.

In November 2001, the company launched the BrTurbo portal, a high-speed Internet access provider, in order to expand sales of the Turbo product of Brasil Telecom. In 2002, the operations of BrTurbo can be divided into two principal phases. The purpose of the first phase was to consolidate the brand and the new concept of a 100% broadband portal. The second phase was characterized by reformulation of the portal and introduction of new broadband content, within which: live transmissions of new and entertainment channels, short movie video on demand channels and articles on radical sports can be highlighted, in addition to the exclusive channel for on line games.

In November the TurboMeeting service was launched, which enables videoconferences to be held between two points. All these initiatives increased the average daily audience from 1.5 million hits in January 2002 to 7.5 million hits in December of the same year.

BrTurbo reached the leading position in the number of active clients amongst providers operating high-speed access services based on the ADSL technology in the concession area of Brasil Telecom, reaching 54.7 5 clients in December. Around 39% of the Turbo clients of Brasil Telecom use BrTurbo as their Internet access provider.

In 2002, the implementation of a customer service strategy for business clients was also initiated, principally small and medium-sized companies and SOHO, which resulted in the launching of the portal BrTData, with the objective of serving the demand for backup space and storing information, e-mail accounts and the publication of sites on the

Brasil Telecom Participações S.A.	13

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Internet. BrT also won the tender for the Permanent Electronic Address of the Brazilian postal service agency, a project that envisages the provision of 4.2 million e-mails free over four years, representing the largest mailbox solution in Latin America.

GlobeNet

On November 15, 2002, Brasil Telecom signed a stock and asset purchase and sale contract with the affiliated companies of GlobeNet Communications Group Ltd., acquiring the entire system of submarine fiber-optic cables of GlobeNet Group, interconnecting points in the regions of New York and Miami (United States), St. David’s (Bermuda Islands), Fortaleza and Rio de Janeiro (Brazil) and Maiquetia (Caracas, Venezuela). The transaction will be realized by acquiring the assets located in the United States, the Bermuda Islands, Brazil and Venezuela.

Brasil Telecom executed the transaction, which is conditional on verifying certain requisites that are normal in operations of this nature, through its wholly-owned subsidiary BrTi, which may set up subsidiaries abroad to acquire the assets and stockholdings located abroad.

The value of the transaction will be equivalent to US$48 million, of which US$28.8 million payable on the closing date of the transaction and the remainder of US$19.2 million, payable within 18 months of the payment of the first installment.

The GlobeNet Group was created in 1998 to provide fiber-optic communications services in United States and internationally between the United States and South America. The GlobeNet Group comprises two rings of protected submarine cables, representing approximately 22,000 km of the best fiber-optic cable technology connecting Brazil with the United States, passing through Venezuela and the Bermuda Islands, with an installed capacity of 80Gbps, which can reach up to 1.36Tbps. With this installed capacity, no additional investments in fixed assets are expected in the short term.

With this transaction, Brasil Telecom proceeds with its strategy to consolidate and expand as a broadband IP service provider to residential and corporate markets, in addition to becoming the owner of an important fiber-optic connection between Brazil and United States, which is fundamental to the interests of Brazil.

Acquisition of SMP License

In line with the strategy of offering integrated solutions to customers, Brasil Telecom acquired licenses for the Personal Mobile Service – SMP for R$191.5 million at an auction held on November 19, 2002. In relation to the minimum ask price of R$182.9 million, Brasil Telecom paid a premium of 3.6%.

Brasil Telecom signed the term of authorization on December 19, 2002, when it paid the equivalent of 10% of the total offered. The remaining 90% will be paid in six equal annual installments, coming due in 36, 48, 60, 72, 84 and 96 months after signing the term of authorization. The installments will be restated by the IGP-DI index.

Compared to the amounts paid for the same licenses at the auction held on February 13, 2001, a favorable situation for Brasil Telecom can be noticed, which acquired licenses for an amount approximately R$350 million lower than the amount paid at that time.

MetroRED

On February 18, 2003, Brasil Telecom announced the acquisition of 19.9% of the capital of MTH do Brasil Ltda., a company that holds 99.99% of the capital of MetroRED Telecomunicações Ltda. (MetroRED Brasil), for US$17.0 million. In addition, Brasil Telecom holds an option on the remaining 18.1% of the capital of MTH at the price of US$51.0 million, which can only be exercised after certification by Anatel of compliance with the 2003 targets stipulated in the Company’s concession contracts.

MetroRED Brasil will enable Brasil Telecom to continue with its strategy to position itself as the leader in the provision of data transmission services to the corporate market. The transport network of MetroRED Brasil is totally complementary to the network of Brasil Telecom and has excellent capillarity in the three main corporate markets

Brasil Telecom Participações S.A.	14

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

outside Region II – São Paulo, Rio de Janeiro and Belo Horizonte. The system comprises 331 kilometers of local network and 1,496 km of long-distance network connected to the cities mentioned.

The Company also has an Internet Solution Center with an area of 3,500 m2 in São Paulo, which offers co-location, hosting and added value services. In addition the company has a very experienced management team with an in-depth knowledge of the São Paulo, Rio de Janeiro and Belo Horizonte markets.

Operating Performance

Table 1: Operating Indicators

	2002	2001	2000		1999

Lines Installed (thousand)	10,548	10,015	8955	[1]	5,243
Lines Installed Added (thousand)	533	1,060	3,712		1,060

Lines in Services – LIS (thousand)	9,465	8,638	7446	[2]	4,718
Residential	6,862	6,281	5,247		3,316
Non-Residential	1,540	1,540	1,457		959
Public Telephones	293	286	220	[3]	121
Pre-paid	206	0	0		0
Hybrid Terminals	0	0	0		0
Other (Includes PBX)	564	531	522		322
LIS Added (thousand)	827	1,192	2,728		941

Average LIS (thousand)	9,052	9,485	7,099		4,248
LIS/100 Inhabitants	23.1	21.5	19.2		16.6

Public Telephones/1,000 Inhabitants	7.2	7.1	5.7		4.3
Public Telephones/100 Lines Installed	2.8	2.9	2.5		2.3

Utilization Rate	89.7%	86.3%	83.2%		90.0%
Digitization Rate	99.0%	97.3%	93.1%		84.7%

[1]That includes 1.851 thousand lines referred to CRT acquisition, held on 07/31/2000.
[2]That includes 1.732 thousand lines referred to CRT acquisition, held on 07/31/2000.
[3]That includes 43 thousand public telephones referred to CRT acquisition, held on 07/31/2000.

During 2002, Brasil Telecom added 533 thousand lines to its installed plant, reaching a total of 10.5 million lines at the end of the year. The increase in relation to 2001 was equivalent to 5.3%, demonstrating that the Brasil Telecom plant was dimensioned to handle the demand in 2002.

In relation to the plant in service, Brasil Telecom closed 2002 with 9.5 million lines, which represents a net addition of 827 thousand lines. Basically the 9.6% increase compared to the plant in service 2001 can be mainly explained by the increase in residential lines as a result of marketing initiatives focused on selling promotional plans and the start of marketing of prepaid terminals, available only at switches with spare capacity and focused on clients with credit risk.

Another important factor that contributed towards the increase in plant in service was the Brasil Telecom’s policy adopted since July, not removing terminals from defaulting clients. As result of this policy, Brasil Telecom maintained the terminals partially blocked at switches with spare capacity, reducing costs with disconnecting and reinstalling terminals and increasing traffic in the network.

The increase in installed plant, combined with the expansion of the plant in service, resulted in a utilization rate (lines in service / lines installed) of 89.7%, exceeding by 3.4 p.p the ratio recorded in 2001.

Brasil Telecom Participações S.A.	15

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Graph 2: Plant

At the end of December 2002, the digitalization rate reached 99.0%, 1.7 p.p. higher than in 2001.

The public telephone service plant of Brasil Telecom comprised of 293 thousand terminals on December 31, 2002, representing an increase of approximately 2.5% in relation to the previous year.

At the end of 2002, Brasil Telecom reached the figure of 168.4 thousand ADSL accesses sold, an increase of 314.4% in relation to 2001. During the year, Brasil Telecom put 106.3 thousand ADSL accesses in service, reaching 140.7 thousand at the year.

Graph 3: ADSL Accesses

Brasil Telecom Participações S.A.	16

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Productivity

At the end of 2002, Brasil Telecom had 5,571 employees, a reduction of 2,319 as compared to 2001. During 2002, Brasil Telecom hired a total of 705 employees and dismissed 3,024. The dismissals reflected the outsourcing of operational activities, principally with respect to maintenance of the internal and external plant, together with corporate restructuring.

In addition to the 29.4% reduction in the number of employees, the 9.6% plant expansion also contributed to increase Brasil Telecom’s productivity by 55.2%, which reached 1,699 lines in service (LIS)/employee against 1,095 in 2001.

Graph 4: Productivity

Consolidated Financial and Economic Performance

Table 2: Financial Indicators

	2002	2001	2000	1999

Net operational revenue (R$ Million)	7,071	6,158	4,510	3,058
Net operational revenue/average LIS1 /month (R$)	65	64	62	60

EBITDA – R$ Million	3,335	2,656	2,218	1,494
EBITDA Margin	47.2%	43.1%	49.2%	48.8%
EBITDA/average LIS1/month (R$)	30.7	27.5	30.4	29.3

Net earnings (R$ million)	443	261	410	218
Net margin	6.3%	4.2%	9.1%	7.1%
Net earnings/average LIS1/month (R$)	4.1	2.7	5.6	4.3

Return on total assets average	2.9%	1.8%	3.5%	2.5%
Return on equity average	7.2%	4.3%	6.6%	3.8%

Net debt/shareholders’ equity	41.4%	44.7%	24.9%	–9.2%

Dividends/interest on shareholders’ equity (R$ million)	271	134	118	133
Pay Out[2]	61.1%	51.3%	28.7%	61.0%

1LIS: Lines in service
[2]Dividends and interest on shareholders’ equity/net earnings

Brasil Telecom Participações S.A.	17

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Revenue

In 2002, consolidated gross revenues reached R$9,840 million, 16.3% above the revenue registered in 2001. The revenue increase of R$1,381 million is basically due to the higher performance of local service (+ R$396 million), fixed-to-mobile call (+ R$372 million), long-distance service (+ R$279 million) and data communication (+ R$180 million). Consolidated net revenue reached R$7,071 million, 14.8% above the revenue recorded in 2001.

Table 3: Gross Revenue by Services

R$ Million	2002	2001	Variation

Local Service	4,121.1	3,725.1	10.6%
Long Distance Service	1,363.7	1,085.1	25.7%
Fixed-Mobile Calls	2,176.8	1,805.3	20.6%
Interconnection	785.8	789.6	-0.5%
Lease of Means	235.5	204.8	15.0%
Public Telephony	341.8	274.2	24.6%
Data Communication	505.0	324.7	55.5%
Supplementary and Value Added Services	278.8	216.5	28.8%
Other	31.2	33.2	–6.1%
Gross Revenues	9,839.7	8,458.4	16.3%

Deductions	(2,768.3)	(2,300.1)	20.4%
Net Revenues	7,071.4	6,158.4	14.8%

Graph 5: Gross Revenue Breakdown

Consolidated local service revenue reached R$4,121 million, 10.6% above the revenue recorded in 2001. The increase in the share of local service revenue is due to the 12.6% expansion of the average plant in service, added to the average tariff adjustment of 8.3% in the local services basket, which became effective from June 28, 2002. It should be considered that during the year, Brasil Telecom stimulated the sale of promotional plans, which offer free registration, in addition to giving discounts on the subscription charge. Basic subscription and measured services accounted for R$2,657 million and R$1,315 million, corresponding to 64.5% and 31.9% of local service gross revenue, respectively.

The consolidated long-distance revenue reached R$1,364 million, 25.7% above the revenue reached in 2001. This higher share reflects the 12.6% expansion of the average plant in service, added to the average tariff adjustment of 4.97% in the long-distance services basket, which became effective from June 28, 2002. In addition, Brasil Telecom increased its average market share from 82.2% to 86.5% in the intra-sectorial segment and from 67.0% to 73.0% in the intra-regional segment in 2002.

Brasil Telecom Participações S.A.	18

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

The consolidated fixed-to-mobile revenue reached R$2,177 million, 20.6% above the revenue registered in 2001. The 10.1% increase in the volume of fixed-to-mobile calls in the period and the tariff adjustments of 9.9% for VC-1 tariff and 8.8% for VC-2 and VC-3, authorized by Anatel in February 2002, were the principal factors that accounted for this performance.

Consolidated interconnection revenue totaled R$786 million in 2002, stable compared to the prior year. In 2001, consolidated interconnection revenue represented 9.3% of gross revenue while the interconnection share in 2002 represented 8.0% of gross revenue. This drop is a result of the expansion of other operators’ networks. Of the 2002 revenue, R$607 million was generated from fixed-to-fixed interconnections and R$179 million from mobile-to-fixed interconnections.

Consolidated lease of means revenue totaled R$236 million, representing a 15.0% increase compared to the figure recorded in 2001. This increase reflects the larger number of leased circuits during 2002.

Consolidated public telephone revenue reached R$342 million, representing 3.5% of gross revenue, indicating stability in comparison to the share noticed in 2001. During the year, public telephone revenues increased by 24.6%, reflecting the 2.5% increase in public terminals, and also the tariff increase approved by Anatel of 8.4%, which came into effect on June 28, 2002.

Consolidated data communication revenue totaled R$505 million, 56.0% above the revenue recorded in 2001. The improved performance reflects the success of the Brasil Telecom strategy, which can be verified by the 309% increase in the number of ADSL lines in service during 2002, totaling 141 thousand ADSL lines in service. The 116.2% increase in the number of IP accesses in service, 83.8% in the number of frame relays in service and 192.4% in the number of Dialnet accesses in service, together with an 8.7% fall in the number of SLDD in service, also contributed towards the increase in consolidated data communication revenues.

Consolidated supplementary and added-value services revenue reached R$279 million, a 28.8% increase in relation to 2001, principally reflecting the 19.4% increase in intelligent activated services. Intelligent activated services – virtual answering machines, call rerouting, waiting calls and call identification – totaled 4.1 million and in 2002. Considering that each Brasil Telecom’s line in service have at least one intelligent service activated, the penetration of this service was 27.5% at the end of 2002, against 23.0% at the end of 2001.

Operating Costs and Expenses

Operating costs and expenses, excluding depreciation and amortization, reached R$3,739 million in 2002, equivalent to 52.9% of net revenue. In 2001, operating costs and expenses reached 56.9% of net revenue. This drop is explained principally by the lower personnel costs and expenses (–R$72 million), accounts receivable losses (–R$39 million), with lay-offs (–R$95 million) and advertising and marketing (–R$9 million).

Table 4: Consolidated Operating Costs and Expenses

R$ Million	2002	% Revenues	2001	% Revenues	Variation

Costs and Expenses	5,738.9	81.2%	5,371.8	87.2%	6.8%
Personnel	402.7	5.7%	474.3	7.7%	–15.1%
Materials	85.3	1.2%	103.7	1.7%	–17.7%
Subcontracted Services	1,137.3	16.1%	888.7	14.4%	28.0%
Interconnection	1,526.5	21.6%	1,260.0	20.5%	21.1%
Advertising and Marketing	117.6	1.7%	126.8	2.1%	–7.3%
Provisions and Losses	292.7	4.1%	331.7	5.4%	–11.8%
Lay-Offs	3.3	0.0%	98.2	1.6%	–96.6%
Depreciation and Amortization	2,000.1	28.3%	1,868.9	30.3%	7.0%
Other	173.4	2.5%	219.4	3.6%	–21.0%

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Graph 6: Costs and Expenses Breakdown

Interconnection costs totaled R$1,527 million, representing 26.7% of 2002 total cost (23.5% in 2001), which reflected the growth of the fixed-to-mobile traffic as a result of the expansion of the Brasil Telecom average plant in service and of the mobile plant in Region II, combined with the higher average market share in 2002.

In 2002, costs and expenses incurred with third-party services, excluding advertising and marketing, reached R$1,137 million, equivalent to 19.8% of total cost, compared to 16.5% in 2001. The higher expenses with third party services are explained by the outsourcing of the internal and external plant maintenance and call center services, and also higher expenses with technical-administrative services, such as business consultancy, and regular services such as security, cleaning and conservation. Part of the increase in costs and expenses with third party services was compensated by the reduction in costs and expenses with personnel as a result of the motivated dismissal program.

Advertising and marketing expenses totaled R$118 million in 2002, a reduction of 7.3% compared to 2001.

Personnel costs and expenses reached R$403 million, a reduction of 15.1% compared to 2001. This decrease results from a reduction of 2,319 employees during the year. Personnel costs and expenses include the remuneration of officers.

Expenses with lay-off expenses totaled R$3.3 million in 2002, against R$98.2 million in 2001, representing a 96.6% reduction.

Provisions totaled R$293 million in 2002, against R$332 million in the prior year, resulting in a reduction of 11.8%. The provisions include accounts receivable losses and contingencies.

Accounts receivable losses totaled R$264 million in 2002, against R$324 million in 2001, a decrease of 18.6%. The accounts receivable losses represented 2.7% of 2002 gross revenue, against 3.8% for the prior year, reflecting the successful policy adopted by Brasil Telecom aiming at reducing default levels.

During 2002 the collection activities previously carried out by the ten branches of Brasil Telecom were centralized at head office. This initiative improved the focus of the collection strategy, obtained gain in quality and a reduction in payroll costs.

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Graph 7: Accounts Receivable Losses/ Gross Operating Revenue

In relation to collection initiatives, in February Brasil Telecom implemented the telephone warning system, made before the payment date, to warn previously delinquent clients to pay their bills on time.

In July, Brasil Telecom implemented a system of collection agreement letters to warn of final disconnections. This system consists of offering a client in debt to Brasil Telecom, on the point of final disconnection, the possibility to pay in installments.

As of July, Brasil Telecom changed its policy of disconnecting lines of defaulting clients at switches with spare capacity, in order to increase traffic and reduce expenses with disconnecting and reconnecting lines.

According to the previous policy, with termination of the contract planned to occur as of 90 days of payment in delay, according to Anatel Resolution 85, the client’s line was disconnected. After settling the debts, a client generally requested a new line.

With the new policy, the contract is terminated but Brasil Telecom does not remove the line. At this time, the client’s obligation to Brasil Telecom is restricted to paying the debt.

In addition to the reduction in costs, with the new policy Brasil Telecom returns the line not removed to the status of partially blocked as of 105 days of payment in delay, for the purpose of increasing incoming traffic.

In November Brasil Telecom introduced a program to recover losses called the “Christmas Campaign”. The initiative facilitated payment terms for 1 million clients that were in default for more than six months. By joining the campaign, clients received discounts of as much as 80% to settle their debts, varying according to the total delay. The result was the recovery of R$11.5 million and a reversal of R$2.8 million in the provision for doubtful accounts.

EBITDA

In 2002, EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$3.335 million, 25.6% higher than the R$2,656 million registered in 2001.

The EBITDA margin was 47.2% in 2002, as compared to 43.1% in 2001. The increase of 4.1 percentage points in the EBITDA margin is principally a consequence of the 55.5% increase in data communications revenue, 25.7% in long

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distance revenue, 20.6% from fixed-mobile calls, together with the 17.7% in expenses with materials, 15.1% in expenses with personnel, 11.8% in provisions, 7.3% in expenses with advertising and marketing and 96.6% in lay-off expenses.

Financial Result

In 2002, the consolidated net financial result was negative by R$601 million, constituted of income of R$313.8 million, expenses of R$644.2 million, and R$270.6 million of interest on shareholders’ equity recorded as expenses. In 2001, the financial result was negative by R$1264 million, constituted of income of R$310.3 million, expenses of R$357.4 million and interest on equity of R$79.3 million.

Non-operating Result

Constituted basically of the amortization of goodwill on the acquisition of CRT, the 2002 non-operating result was negative by R$144.1 million. The amortization has no impact on Brasil Telecom’s cash flow and dividend distribution.

Net Income

Net income reached R$443 million in 2002, against R$261 million in 2001, representing an increase of 69.7% against the previous year. Net income/average LIS/month was R$4.1 in 2002, against R$2.7 in 2001.

Investments

Brasil Telecom’s investments totaled R$2.006 million in 2002, R$1,042 million of which for network expansion and modernization. The investments in network expansion and modernization were 58.3% lower than in 2001, resulting in a reduction of the share of total investments from 73.0% to 52.0% in 2002, as a result of the decision not to anticipate the universal service targets.

Investments in information technology reached R$367 million, equivalent to 18.3% of total investments in 2002, against R$217 million in 2001, equivalent to 6.3%, an increase of 69.2%. Investments in data network and intelligent network reached R$312 million, or 15.6% of the total in 2002, against R$176 million, or 5.1% of the total in 2001, an increase of 77.2%.

Investments in 2002 also took into account the amount of R$194 million for Personal Communication Service – PCS licenses, acquired at an auction held on November 19, 2002.

Graph 8: Investment Breakdown

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Indebtedness

Table 5: Debt

R$ Million	2002	% Total	2001	% Total	Variation

Short Term	591.9	14.2%	448.8	14.3%	31.9%
In R$	536.2	12.8%	349.5	11.1%	53.4%
In US$	55.6	1.3%	99.3	3.2%	–43.9%

Long Term	3,584.3	85.8%	2,699.5	85.7%	32.8%
In R$	3,415.3	81.8%	2,547.5	80.9%	34.1%
In US$	169.0	4.0%	151.9	4.8%	11.2%

Total	4,176.2	100.0%	3,148.2	100.0%	32.7%
In R$	3,951.5	94.6%	2,897.0	92.0%	36.4%
In US$	224.6	5.4%	251.2	8.0%	–10.6%

Cash	1,596.2	38.2%	465.5	14.8%	242.9%
Net	2,580.0	61.8%	2,682.7	85.2%	–3.8%

The net debt totaled R$2,580 million at the end of 2002, which was 3.8% lower than the debt recorded in 2001. At the end of the year the total debt was R$4,176 million, 32.7% higher than the debt recorded in 2001. In 2002, the BNDES released a loan of R$325.3 million, coming due in November of 2007, R$71.5 million bears an interest rate of the TJLP + 6.5% p.a. and R$253.8 million with an interest rate based on a basket of currencies + 6.5% p.a.

The subsidiary Brasil Telecom also issued non-convertible debentures to a total amount of R$500 million, in a single series, on May 1, 2002. The cost of the operation was 109% of the DI rate and the maturity date is May 1, 2004.

A second public issue of non-convertible debentures was made on December 1, 2002, of a total amount of R$400 million, in a single series. The cost of the operation was 109% of the DI rate and the maturity date is December 1, 2004.

At the end of the year Brasil Telecom had a R$1,596 million in cash, exceeding the figure returned in 2001 by R$ 1,131 million, mainly as a result of the issue of the public debentures and cash generation by the Company during the period.

Of the total debt, R$225 million was dollar-denominated, of which 56.8% hedged against exchange variations. The entire dollar-denominated debt maturing during 2003 and 2004 is protected by mechanisms against exchange variations. In addition, 75.0% of the debt in UMBNDES (basket of currencies) has been protected by Brasil Telecom.

The net debt/shareholders’ equity ratio was 41.4% at the end of 2002, against 44.7% at the end of 2001.

Ratings

Brasil Telecom maintains systematic relations with the largest and most prestigious international rating agencies, such as Standard & Poor’s, Moody’s and Fitch.

During 2002, the best ratings were attributed to Brasil Telecom compared to other companies in the telecommunications sector. However certain fluctuations occurred as a result of variations in the Brazil risk, to which the Company’s ratings are tied.

In July of 2002, Standard & Poor’s downgraded the ratings of its national Brazil scale from brAA+ to brAA, to reflect the downgrading of the sovereign ratings of the Federal Republic of Brazil by the agency during the same month.

Although Fitch downgraded the ratings of several Brazilian companies in June of 2002, according to the downgrading of the sovereign risk of the Federal Republic of Brazil, Brasil Telecom was the only company in the telephone sector to maintain its ratings: AA(bra) on National Scale and BBB – on International Scale in Local Currency. However, in

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October, with the economic slow-down, Fitch downgraded the Brasil Telecom ratings to AA-(bra) on National Scale and BB+ on International Scale in Local Currency.

The ratings given by the agency Moody’s remained stable during 2002. On National Scale, the rating of Brasil Telecom was Aa1.Br.

Table 6: Ratings

	Moody’s		Standard & Poor’s		Fitch
National Scale
	Rating	Panorama	Rating	Panorama	Rating	Panorama

BT	Aa1.br	Stable	BrAA	Negative	AA(bra)	N/A
BT Emissão[1]	Aa1.br	Stable	BrAA	Negative	AA(bra)	N/A
BT Participações	–	–	BrAA	Negative	AA-(bra)	N/A

[1]The two issues of debentures (R$500 million and R$400 million) were rated at the same level. The R$500 million issue was rated by three agencies, whilst the R$400 million issue was only rated by Standard & Poor’s and Fitch.

Insurance

Brasil Telecom adopts practices to protect itself against hazards that may affect its assets. The main policies are listed below:

Table 7: Insurance

Policy	Insured Assets	Amount Insured (R$million)

Operating Risks	Buildings, machines, equipment, installations, call centers, towers and infrastructure, information technology equipment and Brasil Telecom goods in the possession of third parties.	R$8,683

Loss of Profit	Loss of Profit – Fixed Charges and Net Income	R$5,240

Contractual Warranties	Concession Contract Performance – Anatel	R$77

Management’s Comprehensive General Liability (D&O)	Management Responsibility	US$15

Corporate Governance

Brasil Telecom’s Corporate Governance practices are oriented by the bylaws and the Manual to Publicize the Use of Information and Trading of Securities in order to grant quality and transparency of the information disclosed to the market, and also to protect the interests of the shareholders.

General Shareholders’ Meeting

According to the bylaws, the General Shareholders’ Meeting is the Company’s highest body, with powers to take resolutions on all business related with the corporate purpose and take the measures it considers to be adequate to defend and develop the Company.

The General Shareholders’ Meetings of Brasil Telecom Participaç &otilde; es S.A. are convened by the Chairman of the Supervisory Board with a minimum prior notice of 15 days for the first calling and ten days for the second. The General Shareholders’ Meeting regularly meets during the first four months subsequent to the end of each financial year, for the purpose of (i) examining, discussing and voting on the financial statements; (ii) taking resolutions on the destination of net earnings for the financial year and the distribution of dividends; and (iii) electing the members of the Fiscal Committee and, as the case may be, the Supervisory Board members. Extraordinary Shareholders’ Meetings are held whenever Company interests require them.

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Board of Directors

The Board of Directors of Brasil Telecom Participações should be constituted of at least three members and a maximum of 11 effective members and the same number of alternative members.

The Board meets regularly every two months and extraordinarily when convened by the Chairman or two Board Members, with a minimum prior notice of ten days, and takes resolutions on the majority of votes cast, provided that the majority of the members are present. In 2002 the Board of Directors of Brasil Telecom Participações S.A. met 24 times.

The Board of Directors of Brasil Telecom Participações was elected at the General Shareholder’s Meeting held on April 30, 2001, with a mandate extending until the General Shareholder’s Meeting of 2004. As a result of the reduction in the Telecom Italia holding in the control of Solpart, parent company of Brasil Telecom Participações, which implied a temporary suspension of its political rights, the Board Members Mr. Carmelo Furci and Mr. Wilson Quintella, and also the deputy member Mr. Rogério Cruz Themudo Lessa appointed by Telecom Italia, resigned from their posts on September 11, 2002.

Fiscal Council

According to the bylaws, the Fiscal Committee, the body responsible for inspecting the administration of the Company, should be constituted of between 3 and 5 effective members and the same number of deputies.

The Fiscal Committee meets regularly on a quarterly basis and extraordinary when necessary, and manifests its opinion by an absolute majority of votes, being present the majority of members.

The Fiscal Committee of Brasil Telecom Participações S.A., elected at the General Shareholders’ Meeting of 2002, with a mandate until the General Shareholders’ Meeting of 2003, met six times during 2002.

Adhesion to Level 1 of Corporate Governance of Bovespa

On May 9, 2002 Brasil Telecom Participações S.A. adhered to Level 1 of Corporate Governance of the São Paulo Stock Exchange – Bovespa, and together with its affiliated company, was the first company in the telecommunications sector to form part of the quoted companies that adopted policies primarily focused on the quality and accuracy of the information provided to the market.

In a survey held by the magazine Institutional Investor and published in the Brazilian edition of September 2002, Brasil Telecom was elected the best company in the Brazilian telecommunications sector in Corporate Governance. The opinions of 132 institutional investors and fund managers of Brazilian pension funds were taken into account, which indicated the leading companies in each sector in Corporate Governance.

Use of Information Policy

On July 23, 2002, Brasil Telecom published its Manual for the Disclosure and Use of Information and Trading of Securities. The manual expands the investor relations policy already adopted by the Company and satisfies the regulations established by the CVM in Instruction 358. Controlling shareholders, Board members, executives and other staff with access to relevant information must sign a term of compliance with the Manual, whose objective is to ensure high standards of conduct and transparency.

The manual can be divided into two parts. The first, mandatory according to Instruction 358 of the CVM, defines the policy for disclosing and using information and contains the rules for disclosing relevant facts to the market that could alter the perception of investors with respect to Company shares. The second, optional under the same Instruction, defines the regulations that govern the trading of shares (or any other security) issued by the Company by the controlling shareholders, Board members and executives of Brasil Telecom. Among these regulations, the following can be highlighted: (i) all trading in Company shares by the individuals subject to the manual must be carried out through accredited brokers; and (ii) the individuals subject to the manual are prohibited from trading shares during periods prior to the disclosure of results or imminent relevant facts.

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Independent Auditors

In accordance with Instruction CVM 381/03, Brasil Telecom Participações S.A. informs that KPMG Auditores Independentes, contracted in June 2002 to perform external audit services on the financial statements of the Company, did not perform, after that date, non-audit services which exceeded 5% (five percent) of the audit contract value.

Investor Relations Policy

Investor relations, governed by the Manual for the Disclosure and Use of Information and Trading of Securities, consists of disclosing regular information, communicated to the market, conference calls and holding meetings with analysts, investors and the general public. The Investor Relations department is also responsible for maintaining the management informed on the perception of the market in relation to the results, strategies and prospects of the Company.

Additionally, the www.brasiltelecom.com.br/ri page is the most effective means of democratizing and simultaneously disclosing information. The page includes financial results, presentations, records of conference calls, notices to the market, quotations, and schedule of events, among other information of interest to the market. As an effective mean of communication, providing democratization and simultaneity, the web site is always updated.

On April 24 and 25 of 2002, Brasil Telecom innovated by organizing a visit of a analysts group from the financial market to its installations in Brasília – called the First Field Trip. The group was shown the data processing center, a switching center, the National Networks and Services Center and the Cyber Data Center. After the visit to the installations, the principal executives of Brasil Telecom made a presentation about the Company and answered to questions from the analysts. This first meeting was another step in the relation of transparency that Brasil Telecom has established with the capital market.

Capital Market

On the Bovespa exchange, the preferred shares of Brasil Telecom Participações S.A. (BRTP4) – which has the highest liquidity – returned a performance that exceeded the principal Brazilian indices in 2002.

The common (BRTP3) and preferred shares of Brasil Telecom Participações S.A. (BRTP4) finished 2002 quoted at R$13.80 and R$18.20 per thousand shares respectively, signifying a depreciation of 22.6% of the common shares and stable price level of the preferred shares. The average daily trading volumes were R$26.6 million and R$5.0 million for the preferred and common shares respectively.

On the NYSE, the Brasil Telecom Participações S.A. ADR (BRP) depreciated by 38.0%, partially as a consequence of the appreciation of the Dollar against the Real. The average daily trading volume during the year was US$ 5.2 million.

As from June 3, 2002, the Brasil Telecom Participações S.A. shares began to be traded on the Bovespa under new codes: “BRTP3” for the common shares and “BRTP4” for the preferred shares. The purpose of this alteration was to facilitate identification of the stocks in Brazil.

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Table 8: Capital Market

	Closing Price as of Dec/31/02	Performance

		In 2002	24 months	36 months	Desde Sep/21/98
					(1)

Brasil Telecom Participações
Common Shares (BRTP3) (in R$/1,000 shares)	13.80	–22.6%	–20.7%	–28.9%	–
Preferred Shares (BRTP4) (in R$/1,000 shares)	18.20	–0.1%	–18.8%	–44.8%	81.6%
ADR (BRP) (in US$/ADR)	25.25	–38.0%	–56.2%	–72.2%	–

Index
Ibovespa (points)	11,268	–17.0%	–26.2%	–34.1%	74.7%
Itel (points)(3)	532	–20.3%	–40.6%	–46.8%	–
IGC (points)(4)	1,027	1.6%	–	–	–
Dow Jones (points)	8,342	–17.7%	–22.7%	–27.4%	5.1%
MSCI-LA (points)	659	–25.2%	–28.0%	–41.3%	2.7%
Nasdaq (points)	1,336	–31.5%	–47.8%	–67.2%	–20.5%

(1)Beginning of the trading of the shares of companies originated from the Telebrás system in Bovespa.
(2)Telecom Index, created on January 2002 with a base of 1,000 points for December 30th, 1999.
(3)Index of Stocks with Differentiated Corporate Governance, created on June 26, 2001.

Remuneration policy

Brasil Telecom Participações S.A. shareholders receive dividends for interest on shareholders’ equity equivalent to 25% of adjusted net earnings, as established by Law 6.404/76 and Company bylaws. The bylaws establish that preferred shares have priority in receiving the non-cumulative minimum dividends of 3% of shareholders’ equity, when dividends calculated are higher than 6% of capital.

If 25% of adjusted net income is more than 3% of equity or more than 6% of capital, holders of preferred shares receive the equivalent to 25% of adjusted net earnings. Holders of common shares will then receive dividends up to the limit paid to preferred shares. Any remaining balances will be equally divided between all shares.

Table 9: Dividends and Interest on Capital Stock History

Year	Type	Date of Credit on Accounting Books	Record Date	Payment Date	Gross Amount (R$)	Total Amount (R$)

2003	Interest on Shareholders’ Equity	01/31/03	02/07/03	to follow	0.199266116000	70,000,000.00
2002	Interest on Shareholders’ Equity	11/29/02	12/09/02	to follow	0.080463074473	28,300,000.00
2002	Interest on Shareholders’ Equity	10/31/02	11/11/02	to follow	0.042616708269	15,000,000.00
2002	Interest on Shareholders’ Equity	06/26/02	06/25/02	07/08/02	0.329340527010	116,000,000.00
2001	Dividends	12/31/01	04/29/02[1]	06/26/02	0.384580704546	133,958,454.43
2000	Dividends	12/31/00	05/02/01[1]	05/14/01	0.385021517000	132,536,935.33
1999	Interest on Shareholders’ Equity	12/31/99	01/03/00	06/28/00	0.461272274357	154,249,000.00
1999	Dividends	12/31/99	06/16/00	06/28/00	0.005600075017	1,873,000.00
1998	Dividends	12/31/98	04/30/99	06/20/99	0.000347488000	72,982,837.19

[1]Before capital increase

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SOCIAL REPORT

Cultural Projects

Brasil Telecom sponsored several cultural projects during 2002, resulting in investments of R$22 million. The projects are described as follows.

DANCE

Circuito Brasil Telecom de Dança (Dance circuit)	Lia Rodrigues Companhia de Dança (Dance company)
Clip-se	Passa Tempo (Pastime)

HUMANITIES

Grupo Folclórico Bumba Meu Boi da Ilha Grande (Folklore group)	Oficinas de Leitura Dramática com Fernanda (Dramatic reading workshops with Fernanda)
Hekel Tavares	Flap!

AUDIOVISUAL

Abril Despedaçado (April shattered)	Madame Satã (Madame Satan)
As Três Marias (The three Marias)	Madeireiras (Lumber companies)
Brasil Documenta (Brazil documents)	Mistério de Irma Vap (The mystery of Irma Vap)
Cinema em Movimento (Cinema in movement)	Nina
Durante o Processo (During the process)	Noites de Temporal (Stormy nights)
Furos no Sofá (Holes in the sofa)	O Cinema, a Aspirina e os Urubus (The cinema, the aspirin and the vultures)
Glauber o Filme, Labirinto do Brasil (Movie, labyrinth of Brazil	O Poeta da Vila (The poet of the village)
Janela da Alma (Window of the soul)	O Tempo Imenso (Immense time)
Limite (Limit)	Série Travessias (Crossings series)

LITERATURE

Bastidores (Behind the scenes)	História da História em Quadrinhos (The story of history in comics)
Camisa 13 (Shirt number 13)	O Mundo do Surdo Brasileiro em Libras (The world of the Brazilian deaf-mute in Pounds)
Dicionário Cravo Albin da Música Popular Brasileira (Dictionary of popular Brazilian music)	Teatros - Uma Memória do Espaço Cênico no Brasil (Theaters - A recollection of scene space in Brazil)

THEATER

10 Anos de Sutil Companhia de Teatro (10 years of subtle theater company)	Memorial do Convento (Diary of the convent)
15 Anos do Teatro de Anônimo (10 years of anonymous theater)	Missa dos Quilombos (Mass at the slaves’ sanctuary)
170 Milhões em Ação (170 million in action)	Noises Off
Bibi Ferreira Vive Amália Rodrigues (Bibi Ferreira lives Amália Rodrigues	Norma

Brasil Telecom Participações S.A.	28

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Blue Room	O que diz Molero (What Molero says)
Candaces – A Reconstrução do Fogo (A reconstruction of the fire)	O Senhor das Flores (Master of the flowers)
Capitanias Hereditárias (Hereditary fiefdoms)	Os Meus Balões (My balloons)
Cia dos Atores “Meu Destino É Pecar” (my destiny is sin)	Repetition
Closet Show	Reveillon
Conduzindo Miss Daisy (Driving Miss Daisy)	Sardanapalo - Parlapatões
Dez Anos de Vertigem – Teatro da Vertigem (Ten years of vertigo)	Stella do Patrocínio
Francisco de Assis	Woyzeck
Homem Objeto (Man as an object)	Zastrozzi
Jeffrey – De Caso com a Vida (An affair with life)

RECOVERY OF HERITAGE

Jardim Botânico (Botanical gardens)

Social and Community Projects

Brasil Telecom invested, in 2002, a total of R$2.2 million in 42 social projects. The projects are listed as follows:

SOCIAL AND COMMUNITY PROJECTS

Casa de Apoio à Criança com Câncer – Santa Teresa
Rio Voluntário
Rede Jovem e Rede Sol
II Campeonato Brasileiro Especial de Futebol para Deficientes
Instituto de Reciclagem do Adolescente – RECICLAR
Projeto Educar
Bolsa-Escola Cidadã
Implantação de Escolas de Informática e Cidadania
IV Jornada de Adoção
ALLADIN
Alfabetização Solidá ria
Cartilha “O Brasileirinho”
Picasso Não Pichava - arte para jovens
Goiás Faz Arte
Revitalização do Centro Cultural Gustav Ritter
Na Rua: As Crianças e as Artes Cênicas
Centro do Menor
Se Essa Escola Fosse Minha
Agente Jovem do Desenvolvimento Social
Siminina
Balé Bolshoi – Bolsa-auxílio
A Terapia da Dança
Crescendo com Pontal
Fundação Pró – Renal

Brasil Telecom Participações S.A.	2

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

XV Feira da Esperança
Campanha Desarma Tubarão
Campanha do Agasalho 2002
Esperança
Guri
Crianças em Risco
Informática para a Cidadania
Programa salão de beleza para meninas carentes
Lugar de criança é na escola
Programa de Atendimento Integral ao Adolescente
Projeto Carinho
Asilo Padre Cacique
Hospital da Criança Santo Antônio
Esporte Clube Cidadão

Sports Projects

Through sponsoring sport, the Company intends to bring new concepts to its staff, of which the following can be highlighted: “Surpassing limits, discipline, establishing objectives, persistence, daring, dynamism and versatility”.

The principal focus of Brasil Telecom on sports sponsorship is the triathlon, athletics and Olympic gymnastics, in addition to radical sports such as ultra-marathons and adventure races, basically since they are events that require the limits of the human body to be greatly exceeded, in addition to lacking sponsorship in Brazil. Through sponsorship, Brasil Telecom also seeks to improve sport in the country.

In total, 24 athletes were sponsored in 2002. The most significant results are summarized below:

•	The Brasil Telecom OSKALUNGA adventure racing team, formed by the athletes Monclair Cammarota, Bárbara Bomfim, Guilherme Pahl and Frederico Gall, took 2nd place in the national ranking.
•
The handicapped athlete Rivaldo Martins won the triathlon world championship for the fourth time, in addition to taking 1st place in the Pan-American Triathlon Championship – 2002, both in the category: lower member handicap.

•	The ultra-marathons runners Sérgio Cordeiro and Manoel de Jesus Mendes took 4th and 7th places respectively in the World Ultraman Championship – 2002.
•	The triathletes Virgilio de Castilho, Luiz Fernando Catta Preta and Leonardo Casadio are members of the Permanent Brazilian Olympic Team.

Brasil Telecom is the official sponsor of the triathlon event in Brazil, and the only private company to sponsor the Brazilian Triathlon Federation, and the Permanent Brazilian Olympic Team. Together Brasil Telecom and the Triathlon Federation created the Brasil Telecom Triathlon Training Camp Project in Florianópolis, to offer adequate preparation to athletes aiming to take part in the 2004 Olympics. During a period of four months the athletes will be receiving professional guidance on training and nutrition routines.

The principal sporting event sponsored by Brasil Telecom is the Brazil Ironman event, the most important triathlon competition in Latin America, held at Florianópolis. In 2002 Brasil Telecom was one of the master

Brasil Telecom Participações S.A.	3

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

sponsors of the event, but in 2003 and 2004 the Company has become the title sponsor, so that the event is now called Ironman Brasil Telecom.

Quality of Life Program – VIVA MAIS

The purpose of the Viva Mais program is to experience situations that act as personal motivation agents for work and free time. For this purpose it develops initiatives to improve the quality of life of staff and their families. In general Brasil Telecom employees have a positive perception of the program:

•	91% believe that Viva Mais created a positive differential.
•	64% believe that Viva Mais provided greater integration.
•
56% introduced new habits into their daily lives after Viva Mais, principally those related with health/sport, such as stretch exercises, gymnastic exercises, walking and a concern with their health and posture.

The pillars of the program are: Health, Sport and Leisure. With respect to the Health pillar, Brasil Telecom drew up a target of preserving both physical, mental and social integrity, seeking well-being and not only prevention of sicknesses, in addition to stimulating and developing the self-knowledge and awareness of people, encouraging them to lead a healthy lifestyle. The principal initiatives in 2002 were:

•	Viver Plus: agreement with an alternative healthcare and preventive plan (psychology, Oriental massages, orthomolecular medicine, nutritional guidance, physiotherapy and others).
•	Stretch exercises and massages at the workplace.
•	Evaluation of the quality of life of each employee by means of an online questionnaire on the intranet, in which 1,071 employees collaborated.
•	Flu vaccine.
•	Viver Odonto: complete preventive dental treatment plan (dental treatment, dental surgeons, aesthetics, periodontics).

In relation to sport, Brasil Telecom stimulated the practice of sports by its staff, encouraging a proactive, dynamic and versatile attitude to work, and stimulating creativity and responsibility for the work done, focused on results and overcoming challenges.

In this way, the Company staged an event during the year with two meetings, called the Breakfast Run, encouraging a walk or run by its staff and their families followed by breakfast. The II Breakfast Run had 3000 participants, 500 more than the first meeting.

Also in 2001, Brasil Telecom set up a group of marathon runners called Maratonistas Daqui, formed of 24 employees, who received professional guidance on their training routines. Out of this group, four athletes were selected to compete in the New York Marathon, held in November 2002, with the trip completely paid by Brasil Telecom.

In November, the Company mobilized employees of the headquarters and Brasília branch with the Brasil Telecom 2002 Company Games, which involved competitions between eight teams in men’s and women’s soccer, tennis, table tennis, swimming relay, volleyball, basketball and athletics relay. Points were given not only for the matches played, but also for the organized groups of fans, also employees. Also in this competition, the team that collected the largest quantity of food for the Natal Sem Fome campaign was also awarded additional points. In total, considering all the branches of the Company, 14,560 tons of foodstuffs were collected. The three teams scoring the highest points received trophies at a subsequent get-together.

Brasil Telecom Participações S.A.	4

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

In the leisure category Brasil Telecom also sought to promote a good-humored and relaxed working environment focused on team spirit, developing events that enabled the integration of employees.

An example of this was the Brasil Telecom Choir, in which 210 people took part at seven branches and the headquarters. At the end of year party the Company organized the First Choir Festival, with a jury constituted of celebrities such as Bibi Ferreira, in addition to the Company Board. The three best groups were awarded trophies.

Also in 2002, tickets to plays, movies and dance shows related with the cultural projects sponsored by the Company were raffled amongst the staff.

Quality Management

Aware that it is people who are responsible for success and overcoming challenges, principally in a sector of constant changes and a market where service quality is primordial, Brasil Telecom has developed programs focused on the recognition of success and support in achieving results.

Gente em Destaque

The object of the Gente em Destaque program is to recognize employees that, individually or as part of a team, implemented outstanding projects during the year, either as a result of innovation or creativity or the results achieved.

Each year the categories and prizes are reviewed to bring them into line with Company strategies. In 2003, when projects that were outstanding in 2002 will be recognized, the fourth Gente em Destaque event will be held: with nine categories and 31 prizes.

POT – Process Optimization Teams

The POT Program – Process Optimization Teams, provides conditions for the development and full utilization of the workforce potential as a means of achieving targets and overcoming challenges through teamwork.

POT was created in 2000 and consists of the formation of multifunctional teams to work on a challenge associated with the Brasil Telecom strategies, enabling experiences to be exchanged and promoting the integration of people at all levels of the organization.
In 2002, 71 POTs were formed in the entire company, involving more than 850 people in projects focused on increasing revenue, reducing expenses, compliance with the Anatel quality targets, the data communication market, occupational safety and others. Using this model Brasil Telecom has been able to solve problems or deficiencies quickly.

Complementary Pensions

The Company began a reorganization of its Complementary Pension Plan in March of 2000, with a migration from the Stipulated Benefit Plan to the Stipulated Contribution Plan TCSPREV, with Fundação SISTEL de Seguridade Social. In December 2001, all the pension plans managed by SISTEL were unified. Simultaneously, the Company began restructuring the CRT Foundation, approving the new bylaws of the foundation, finalizing the agreement with the organizations representing the members and retirees and introducing a new stipulated contribution plan, BrTPREV, the theme of which is “your life evolving with us”.

Brasil Telecom Participações S.A.	5

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

The objective of the reorganization is to rationalize and optimize operating, administrative and management planning processes, and also adjust them to the new Private Pension Plan Laws, especially Resolution 2.829 of the Central Bank and Complementary Law 109/01.

At the end of 2002, the assets of Brasil Telecom private pension plans totaled approximately R$973 million involving 5,910 active participants and 4,886 retirees and pensioners. The Company’s contributions reached R$2.7 million/month and payments of benefits to retirees and pensioners reached approximately R$6.8 million per month.

Profit-sharing Program

In March of 2002, Brasil Telecom paid around R$29.6 million to employees in profit sharing for the 2001 financial year, when approximately 70% of the targets established were achieved.

In 2002 Brasil Telecom introduced a new system of quarterly follow-up of targets to facilitate monitoring of employees and organize efforts. The Profit-sharing Program for 2002 involved 4,500 employees and financial and qualitative targets. Possible gains increased from 120% to 130% of monthly salaries.

Positive Restructuring Program

Prepared together with partner companies and an external consultant, the Positive Restructuring Program was created to minimize the impact of outsourcing, involving all staff that left the Company between May and December of 2002.

The program consists of relocating former employees of Brasil Telecom, either by means of the service provider companies or by means of job cells. During the relocation period, Brasil Telecom guaranteed medical and food assistance to the former employees.

The program assisted more than 1,100 people, of which 90% were reemployed.

“Arrancada de Vendas – Ultrapasse seus Limites” Program

Brasil Telecom’s philosophy considers that not only fair compensation is required to maintain an employee motivated, but also recognition of his or her work and professional development.

Therefore, in August of 2002, Brasil Telecom introduced an incentive program for the sales force called Arrancada de Vendas – Ultrapasse seus Limites, with the objective of increasing the sales of products and services and also client fidelity.

The Arrancada de Vendas program operated from August to December 2002. Every month the best salespeople from each segment were awarded prizes. However, after consolidating the results obtained during the entire program, the best salesperson in each segment won a Ford Ranger pickup, to be delivered in March 2003.

“Jovem Vendedor” Program

Brasil Telecom anticipated the scenario of fierce competition and in November launched the Jovem Vendedor Program, with the objective of creating a technical reserve of sales staff at the Company.

Brasil Telecom Participações S.A.	6

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

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Since then, Brasil Telecom has been seeking young and recently graduated people with the potential to work in the sales area, who will receive training to fill vacancies in the marketing department of Brasil Telecom. This initiative will rejuvenate the staff, maintaining the level of customer service.

Selection Strategy

Selection and Recruitment

Brasil Telecom is constantly renewing its staff in order to make the Company more dynamic, hiring professionals with various organizational and social cultures. The selection and recruitment processes are conducted in both the local and national markets, depending on the position.

Brasil Telecom seeks to manage the Company’s intellectual capital by valuing in-house talents and promoting a career plan using professional growth within the Company environment as its basic core. In 2002, the Internal Opportunities Program provided professional valuation and development for employees.

Student Program

By means of the student program, Brasil Telecom selects young talents that, in contact with the Company’s culture, can act as agents of renovation in the organization and become a source of new ideas. The program is a complement to the curriculum of these young people. At the end of 2002, 396 students were working at Brasil Telecom.

Trainee Program

With the Trainee Program, Brasil Telecom is developing potential employees for the organization to collaborate in the drive to achieve results. In 2002, 13,733 young people applied for the program, of which 33 were selected.

Summer Internship Program

The objective of the Summer Internship Program is to identify potential Brazilian executives taking MBA courses at the best U.S. and European universities, bringing together academic excellence and the Brasil Telecom culture, enabling an exchange of knowledge and current practices in the business field.

Compensation Policy

Brasil Telecom’s compensation policy is based on the premise of a competitive company able to attract and retain qualified professionals capable of conducting and ensuring the success of the business.

In addition to salary, employees receive profit-sharing payments of up to 130% of monthly salary, associated with achieving established targets. From the management level upwards, staff receive bonuses of between 200% and 800% of monthly salary, also conditioned to performance appraisals and achieving previously established targets.

Union Agreement

At the end of 2002, Brasil Telecom extended the validity of the social clauses of the current Union Agreement – ACT for a further two years. With this initiative Brasil Telecom speeded up union negotiations and the

Brasil Telecom Participações S.A.	7

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

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2002/2003 Collective Bargaining Agreements were signed with the unions and federations within the base date.

The ACT 2002/2003 defined a salary increase as from February of 2003 with readjustments of between 6.5% and 8.5% according to the salary range. In addition to the increase, the ACT also defined the payment of cash bonuses varying from 21.06% to 27.54% of monthly salary and bonuses in meal vouchers.

Benefits

Health Care

The certainty that when he or she needs treatment, the Brasil Telecom employee can rely on a qualified professional and reputable institution to treat health problems of staff and dependents ensures the peace of mind necessary to face challenges inside and outside the Company with enthusiasm and tenacity.

Brasil Telecom contracted Bradesco Saúde to manage the health plan, since it has a wide range of professionals, clinics and hospitals over the entire country, which ensures employees and their dependents a reliable and efficient service, in addition to providing executives with assistance abroad.

Access to the plan is by means of a magnetic card or the SABS – Bradesco Saúde Service System, which operates through the telephone 0800 701-2700.

The employee’s share is 20% of the costs of the services used, limited to 5% of salary if he/she opts for a semi-private room or 20% of salary for hospitalization in a private room.

Meals

The Brasil Telecom employees receive food assistance monthly according to the following options:

•	Electronic food card, which enables foodstuffs to be purchased at accredited supermarkets; and/or
•	Book of meal vouchers according to the Worker Food Program – PAT.

Employees who work five days per week receive 22 vouchers per month and those who work six days per week receive 26 vouchers per month in the amount of R$10.50 each. The total amount can be requested in the form of a credit on the food card.

Employees participate with 5% up to a salary level of R$1,000.00, 10% between R$1,000.01 and R$1,999.99 and 15% for salaries above R$2,000.00.

Group Life Insurance

The Company offers its employees a group life insurance scheme that pays beneficiaries an indemnity equal to 30 times monthly salary, limited to R$240 thousand. In the case of death of the spouse, indemnity is 15 times the monthly salary of the insured person, limited to R$120 thousand. In the case of accidental death, the indemnity is paid in double, observing the limits established.

Brasil Telecom Participações S.A.	8

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

In case of an accident resulting in the insured’s permanent disability, the insurance company pays an indemnity that varies according to the disability level. If disability results from a disease, the insurance company pays 100% of the indemnity for natural death on the retirement date, limited to R$240 thousand.

Training

During 2002, Brasil Telecom sought to develop and improve the capabilities of its employees, holding training courses in the technology, leadership, finance, marketing and sales areas. The Company achieved a daily average of 136 students taking courses, resulting in an annual training average of 31.95 hours per employee. Of the total training hours, 16% were given on-line.

In 2002, 40 employees graduated from The George Washington University, receiving an MA (Masters) in Project Management, reaching a total of 103 master’s graduates. In 2003 Brasil Telecom is planning to graduate another 38 masters, which will total 141 staff graduated since the program was implemented.

Together with the implementation of the EVA (Economic Value Added) project, Brasil Telecom developed an innovative learning map methodology in the educational area – explaining and detailing the importance of the commitment by each employee to Company results. Then, 4,433 employees took part in the learning map experience.

Through the Distance Learning Portal Brasil Telecom provided a total of 24,628 hours of training, including courses in the PeopleSoft system, CRN, English and computing, in addition to courses via the intranet using the video streaming technology (BrTV).

For 2003, Brasil Telecom is planning to offer courses focused on leaders, addressing teamwork, coaching, leadership, finance and others, since the Company believes that it is Brasil Telecom’s intellectual capital that enables it to overcome challenges.

Employees

In 2002 Brasil Telecom continued the outsourcing process of operating activities, optimizing processes and the corporate restructuring, which resulted in 3,024 employees leaving during the year. With the admission of 705 new employees, the Brasil Telecom headcount was 5,571 in December of 2002, representing a reduction of 29.4% compared to 2001.

Brasil Telecom Participações S.A.	9

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

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Table 10: Number of Employees by Company

Company	2002	2001	Variation

Brasil Telecom Participações S.A.	6	13	–53.8%
Brasil Telecom S.A. (BT)	5,549	7,877	–29.6%
BrT Serviços de Internet S.A. (BrTI)	16	0	–

Total	5,571	7,890	–29.4%

With the exception of the Mato Grosso branch, all the Brasil Telecom branches reduced staff in 2002. Approximately 440 employees were absorbed by head office with the centralization of certain activities and strengthening of the organization structure.

Table 11: Headcount per Branch

Branch	2002	%	2001	%	Relative variation

BTP, Head Office and BrTI	1,369	24.6%	936	11.9%	12.7 p.p.
Branch AC	29	0.5%	43	0.5%	0 p.p.
Branch RO	117	2.1%	118	1.5%	0.6 p.p.
Branch MT	219	3.9%	196	2.5%	1.4 p.p.
Branch MS	240	4.3%	366	4.6%	–0.3 p.p.
Branch TO	39	0.7%	54	0.7%	0 p.p.
Branch GO	398	7.1%	810	10.3%	–3.2 p.p.
Branch DF	467	8.4%	669	8.5%	–-0.1 p.p.
Branch PR	1,120	20.1%	1,691	21.4%	–1.3 p.p.
Branch SC	577	10.4%	883	11.2%	–0.8 p.p.
Branch RS	996	17.9%	2,124	26.9%	–9.0 p.p.

Total	5,571	100%	7,890	100%	–

With respect to the distribution by function, the principal changes in relation to 2001 were related with the call centers and networks as result of outsourcing. In human resources the reduction was also accentuated as result of centralizing activities at headquarter, with a consequent reduction in staff at the branches. Brasil Telecom’s client focus can also be confirmed by the increase in the share of marketing and sales staff in the total of Brasil Telecom: whilst in 2001 this share was 10.5%, in 2002 it increased to 20.7%.

It is important to stress that of the 5,571 employees, 240 were on leave or transferred at the end of 2002 and did not form part of the Company workforce. This concept was adopted in June, when 433 employees on leave for more than 90 days or assigned to the unions were transferred to this category. Since then, 193 employees were dismissed, signifying a 44.6% reduction.

Brasil Telecom Participações S.A.	10

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

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Table 12: Number of Employees by Function

Function	2002	2001	Variation

Marketing and Sales	1,151	827	39.2%
Call Centers	364	1,242	–70.7%
Network	2,171	3,840	–43.5%
Expansion	622	861	–27.8%
Operation	1,549	2,979	–48.0%
Information Technology	456	505	–9.7%
General and Administrative	1,189	1,476	–19.4%
Presidency and Divisions	345	302	14.2%
Materials and Services	263	368	–28.5%
Human Resources	112	231	–51.5%
Financial	469	575	–18.4%
Leave and on Assignment	240	0	–

Total	5,571	7,890	–29.4%

Profile of Employees

Distribution by Age Range

The profile by age range indicates that the share of employees with between 23 and 37 years of age increased by 3.7 p.p. compared to the prior year. On the other hand a reduction of 2.3 p.p. can be observed in employees with more than 38 years of age. As result we can be observe a slight rejuvenation of the workforce.

Table 13: Distribution by Age Range

Age Range	2002	%	2001	%	Relative variation

Up to 22	184	3.3%	386	4.9%	–1.6 p.p
From 23 to 27	787	14.1%	1,057	13.4%	0.7 p.p.
From 28 to 32	948	17.0%	1,156	14.7%	2.3 p.p.
From 33 to 37	831	14.9%	1,119	14.2%	0.7 p.p.
From 38 to 42	949	17.0%	1,373	17.4%	–0.4 p.p.
From 43 to 47	1,091	19.6%	1,717	21.8%	–2.2 p.p.
From 48 to 52	639	11.5%	893	11.3%	0.2 p.p.
From 53 to 57	124	2.2%	158	2.0%	0.2 p.p.
Above 58	18	0.3%	31	0.4%	–0.1 p.p.

Total	5,571	100%	7,890	100%	–

Brasil Telecom Participações S.A.	11

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

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Average Age	Age 37	Age 37

Distribution by Service Time

The reduction in headcount was concentrated on employees that have worked with Brasil Telecom for a longer period, resulting in a change in the profile by service time: increase of 6.2 p.p. in the proportion of employees with service times between 3 and 10 years and a reduction of 5.7 p.p. in the range between 21 and 25 years service.

Table 14: Distribution by Service Time

Service Time	2002	%	2001	%	Relative variation

Up to 2 years	1,685	30.2%	2,382	30.2%	–
From 3 to 5 years	732	13.1%	881	11.2%	1.9 p.p.
From 6 to 10 years	817	14.7%	817	10.4%	4.3 p.p.
From 11 to 15 years	386	6.9%	716	9.1%	–2.2 p.p.
From 16 to 20 years	543	9.7%	748	9.5%	0.2 p.p.
From 21 to 25 years	944	16.9%	1,784	22.6%	–5.7 p.p.
From 26 to 30 years	426	7.6%	510	6.5%	1.1 p.p.
Above 31 years	38	0.7%	52	0.7%	0 p.p.

Total	5,571	100%	7,890	100%	–

Distribution by Gender

Brasil Telecom had 1,735 women working with the Company, representing 31.1% of the total workforce at the end of 2002. Of this total, 51 women held management posts, signifying 15.2% of the total number of leaders in the organization, against 12.7% in 2001 (42 women in management posts).

Table 15: Distribution by Gender

SexoGender	2002	%	2001	%	Relative variation

Men	3,836	68.9%	5,344	67.7%	1.2 p.p.
Women	1,735	31.1%	2,546	32.3%	–1.2 p.p.

Total	5,571	100%	7,890	100%	–

Distribution by Education Level

The following table demonstrates a significant improvement in the level education of the Brasil Telecom staff. The highlight was a fall of 57.7% in the number of employees that only have second grade education.

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02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Table 16: Distribution by Education Level

Education Level	2002	%	2001	%	Relative variation

1st Grade incomplete	58	1.0%	156	2.0%	–1.0 p.p.
1st Grade complete	66	1.2%	580	7.4%	–6.2 p.p.
2nd Grade incomplete	62	1.1%	825	10.5%	–9.4 p.p.
2nd Grade complete	1,615	29.0%	2,704	34.3%	–5.3 p.p.
University incomplete	869	15.6%	657	8.3%	7.3 p.p.
University complete	2,301	41.3%	2,470	31.3%	10.0 p.p.
Specialization	535	9.6%	447	5.7%	3.9 p.p.
Masters/Doctorate/Post-Doctorate	65	1.2%	51	0.6%	0.6 p.p.

Total	5,571	100%	7,890	100%	–

Physically Handicapped and Rehabilitated Staff

Considering Company and outsourced employees, Brasil Telecom closed 2002 with 542 physically handicapped and rehabilitated employees. Of this total 132 are employees and 410 outsourced. The outsourced personnel work at the call centers and are hired by a partner company of Brasil Telecom.

Distribution by Ethnic Group

Currently the Company’s databank does not have information on the number of employees by ethnic group, color or race.

Outsourced Labor

The services provided are related to call centers, external and internal plant operation and maintenance, cleaning, surveillance services, business security and systems maintenance. Brasil Telecom service providers at the end of 2002 employed 23,329 workers, against 29,450 in the prior year.

Added Value Statement

The added value to be distributed by Brasil Telecom in 2002 totaled R$9,689 billion, exceeding the figure for the previous year by 17.9%. The principal changes in relation to the distribution of added value can be summarized as follows:

•	Increase of 62.9% in the shareholders’ portion;
•	Increase of 60.7% in the portion related with rentiers, basically caused by high interest rates during the year;
•	Increase of 20.0% in the government portion, which increased its share of the distribution from 42.3% to 43.3% in 2002, due to the introduction of the Fistel contribution; and
•	An 18.0% reduction in the portion for salaries as a result of the reduction in headcount during the year.

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02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Table 17: Added Value Statement– DVA

R$ Million	2002		2001

(+) Revenues	9,688.9	136.7%	8,217.2	136.3%
Revenues from services	9,839.7	138.8%	8,458.5	140.3%
Other revenues	210.2	3.0%	181.9	3.0%
Discounts, Provisions and losses on Accounts Receivable	(361.0)	–5.1%	(423.2)	–7.0%
(–) Inputs purchased from third parties	(2,917.9)	–41.2%	(2,518.9)	–41.8%
Materials	(85.3)	–1.2%	(103.7)	–1.7%
Maintenance services	(439.0)	–6.2%	(336.8)	–5.6%
Other services	(2,342.2)	–33.1%	(1,938.7)	–32.1%
Other third party expenses	(51.3)	–0.7%	(139.7)	–2.3%
(=) Added Value	6,771.1	95.5%	5,698.3	94.5%
Added value from third parties (financial income, equity gain and dividends received)	315.9	4.5%	332.5	5.5%
(=) Added Value for Distribution	7,086.9	100.0%	6,030.7	100.0%
(=) Distribution of Added Value	(7,086.9)	–100.0%	(6,030.7)	–100.0%
(+) Remuneration for work (salaries, allowances and benefits)	(373.3)	–5.3%	(455.0)	–7.5%
(+) PDI - Redundancy Program	(5.0)	–0.1%	(98.2)	–1.6%
(+) Government (taxes: contributions: duties and surface security)	(3,065.6)	–43.3%	(2,553.9)	–42.3%
(+) Rentiers (interest, rentals, leasing)	(881.3)	–12.4%	(548.5)	–9.1%
(+) Shareholders (dividends/residual income)	(554.3)	–7.8%	(340.3)	–5.6%
(+) Minority interests	(39.4)	–0.6%	(17.0)	–0.3%
(+)Amount retained (depreciation, amortization and retained earnings)	(2,168.1)	–30.6%	(2,017.9)	–33.5%

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02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

(In thousands of Brazilian reais)

1.     OPERATIONS

Brasil Telecom Participações S/A was established in accordance with Article 189 of Law 9472/97  General Telecommunications Law, as part of the TELEBRÁS spin-off process. The spin-off protocol and justification was approved in the Shareholders’ Meeting of May 22, 1998. The Company is a subsidiary of SOLPART Participações S/A, which holds 53.45% of the Company’s voting capital and 20.09% of total capital.

The Company is filed with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, and its shares are traded on the principal stock exchanges in Brazil and its ADR on the New York Stock Exchange (NYSE).

The Company is a pure holding company, indirectly carrying out operations through Brasil Telecom S.A., a telecommunications operator holding a concession to operate the Switched Fixed Telephone Service (STFC), which is controlled by the Company. Through the operator, it holds concessions to provide local and long-distance services in the Brazilian states of Rio Grande do Sul, Paraná, Santa Catarina, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre, Goiás, Tocantins and the Federal District. The region covered by the concessions has a total area of 2,859,375 square kilometers, corresponding to 34% of the Brazilian territory.

The quality and expansion targets of the Switched Fixed Telecommunications Services – STFC adopted by its operator are available for information of the interested parties in the web site of the Brazilian Telecommunications Agency, ANATEL, at the following address: www.anatel.gov.br.

In October 2001, Brasil Telecom S.A. formed a wholly-owned subsidiary, named BrT Serviços de Internet S.A., engaged in the provision of Internet services and related activities. BrTI began operations during this financial year, since up to the date of the closing of the 2001 balance sheet it had not issued any invoices and expenses had been recorded as pre-operating expenses.

On December 10, 2002, Brasil Telecom Celular S.A. (BrT Celular) was incorporated, which is also a wholly-owned subsidiary of the subsidiary Brasil Telecom S.A., to operate the Mobile Personal Service (SMP), holding a license to serve the same coverage area where the Parent Company operates STFC. At the balance sheet date BrT Celular was initiating its structuring process – pre-operating phase.

The Company also controls Nova Tarrafa Participações Ltda. (“NTP”). The control was assumed on October 23, 2001, when NTP, previously a minority investment, promoted a partial spin-off of its assets, in the amount of the portion held by the other investors. NTP is engaged in holding interest in Internet Group (Cayman) Limited, which, at the balance sheet date, represents a minority interest.

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2.     PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards of the Brazilian Securities Commission – CVM and standards applicable to Switched Fixed Telecommunications Services – STFC concessionaires.

As the Company is filed with the Securities and Exchange Commission – SEC, it is subject to its standards, and should prepare financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of simultaneously publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless demonstrated otherwise in each note.

According to each situation, the notes to the financial statement presented information related with the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED” respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

Consolidated financial statements

The consolidation was made in accordance with CVM Instruction No. 247/96 and includes the companies listed in Note 1.

Some of the principal consolidation procedures are:

•	Elimination of intercompany balances, as well as of revenue and expenses of intercompany transactions;
•	Elimination of the investor’s shareholdings, reserves and accumulated results in the investees;
•	Segregation of the portions of shareholders’ equity and result of minority shareholders, indicated in the specific items.

The reconciliation between the Company and consolidated shareholders’ equity and result is presented in Note 36.

The consolidated companies are: Brasil Telecom S.A., Nova Tarrafa Participações Ltda., Brt Serviços de Internet S.A. and Brasil Telecom Celular S.A.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its Subsidiaries which are reflected in the consolidated balance sheet.

a. Cash and cash equivalents: Cash equivalents are short-term, high-liquidity investments, which mature in less than three months. They are recorded at cost, plus income earned to the balance sheet date,not exceeding market value.

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b. Trade accounts receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded in the accounts as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress) and inventories to be used in maintenance are classified as current and noncurrent assets. Obsolete items are recorded in allowance for losses.

d. Investments: Investments in subsidiaries are carried under the equity method. Other investments are recorded at cost less allowance for probable losses, when applicable. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas, they remain recognized in noncurrent assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically carried at cost or market prices, when the latter is lower, and allowances for losses are recorded if required.

e. Property, plant and equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

Maintenance and repair costs, when they represent improvements (increase in installed capacity or useful life) are capitalized, while other costs are charged to income, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The principal rates used are set forth in Note 24.

f. Deferred charges: Segregated between deferred charges on amortization and formation. Principal items are goodwill on merger of CRT – Cia Riograndense de Telecomunicações (incorporated by Brasil Telecom S.A. in December 2000), net of tax savings, costs incurred on installation, reorganization, data processing and other. Amortization is calculated under the straight-line method in accordance with the legislation in force. When the asset does not generate benefits anymore, it is written off against nonoperating income.

g. Income and Social Contribution Taxes: Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the negative social contribution base are recorded under assets or liabilities, as the case may be, according to the assumption of realization or future demand, within the parameters established in CVM Instruction No. 371/02.

h. Loans and Financing: Updated to balance sheet date for monetary or exchange variations and interest incurred to the balance sheet date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recognized based on the risk assessment and quantified with economic grounds and based on legal counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

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02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

j. Recognition of Revenues: Revenues from services rendered are accounted for on the accrual basis. Local calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards are recorded upon sale. In the case of fixed terminals with prepaid subscriptions, the amounts of sales are recorded as advances from customers and revenue is recorded according to the provision of the services.

k. Recognition of Expenses: Expenses are recognized on the accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income represent interest earned on accounts receivable settled after maturity, gains on investments and hedge. Financial expenses represent interest incurred and other charges on loans, financing and other financial transactions.

Interest on capital is included in the financial expenses balance; for financial statement presentation purposes, the recognized amounts are reversed to profit and loss accounts and reclassified as deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period after the operations start.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its Subsidiaries to their employees are managed by SISTEL and Fundação CRT. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Instruction No. 371/00, the subsidiary Brasil Telecom S.A. recorded the actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from 2002, adjustments to the provision will be recognized in profit and loss accounts. Information regarding private pension plans and other benefits to employees is described in Note 6.

o. Employee and directors Profit Sharing: The Company and its subsidiary Brasil Telecom S.A. recognized provisions for employee and directors profit sharing, and the calculation of the amount, which is paid in the year after the provision recognition, is in accordance with the target program established with the labor union, in accordance with Law No. 10.101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4.     RELATED-PARTY TRANSACTIONS

Related-party transactions refer to operations carried out by the Company with is parent company, Solpart Participações S.A., and subsidiaries Brasil Telecom S.A. and Nova Tarrafa Participações Ltda.

Operations between related parties and Brasil Telecom Participações S.A. are carried out under normal prices and market conditions. The principal transactions are:

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02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

Solpart Participações S.A.

Dividends/ Interest on Capital: of the dividends/ Interested on capital accrued in 2002, the Company assigned the amount of R$ 38,989(R$ 25,820 in 2001) to the parent company

Brasil Telecom S.A.

Dividends/Interest on Capital: in 2002, the subsidiary credited to the Company interest on capital in the amount of R$ 213,367 (R$ 152,366 in 2001). The balance of this asset as of December 31, 2002 is R$ 181,362 (R$ 129,511 as of December 31, 2001).

Loans with Subsidiary: Asset balance as of December 31, 2002 arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$ 120,081 (R$ 85,717 in 2001). Yield recognized in income for 2002 (financial income) was R$ 44,591 (R$ 20,252 in 2001).

Debentures: On January 27, 2001, the subsidiary issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$ 1,000, totaling R$ 1,300,000, with the purpose of financing part of its investment program. All these debentures were acquired by the Company. The nominal value of these debentures will be paid in three installments equivalent to 30%, 30% and 40% with maturities on July 27, 2004, 2005 and 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this asset as of December 31, 2002 is R$ 1,405,228 (R$ 1,398,875 in 2001) and yield recognized in income for 2002 represents R$ 236,356 (R$ 130,539 in 2001).

Accounts Receivable and Payable: arising from transactions related to operating income/expenses due to use of installations and logistic support . As of December 31, 2002, balance payable is R$ 663 (R$ 13 payable as of December 31, 2001) and the amounts recorded in income represent: Operating Expenses: R$ 2,352 (R$ 2,466 in 2001). Operating Income: R$ 256 (R$ 4,182 in 2001).

Advance for Future Capital Increase – AFAC

Funds for future increase of ownership interest in subsidiaries or investments carried under the cost method are represented as follows:

		PARENT COMPANY		CONSOLIDATED

INVESTOR	AFAC INVESTEE	2002	2001	2002	2001

	SUBSIDIARIES
Company	Nova Tarrafa Participações Ltda.	–	12,019	–	–

	MINORITY INVESTMENTS
Brasil Telecom S.A.	Vant Telecomunicações S.A.	–	–	1,809	30,000

TOTAL		–	12,019	1,809	30,000

5.     MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL

INSTRUMENTS) AND RISK ANALYSIS.

The Company and its subsidiary Brasil Telecom S.A. assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies adequate for each situation. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each situation. Accordingly, the estimates presented may not necessarily indicate the amounts which can be obtained in the current market. The use of different assumptions for calculation of

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market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this Note was made based on their materiality. Those instruments the value of which approximates fair value and whose risk assessment is not significant are not mentioned.

In accordance with their natures, financial instruments may involve known or unknown risks; the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and subsidiaries’ business are the following:

a.	Credit Risk

Most services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Agreement and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Subsidiary may incur losses arising from the difficulty in receiving amounts billed to its customers; in 2002, the Company’s default was 2,67% of gross revenue (3.83% in 2001). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephony services which should be maintained for national security or defense. As of December 31, 2002, the subsidiary’s customer portfolio did not include subscribers the receivables of which were, individually, higher than 1% of total service accounts receivable.

b.	Exchange Rate Risk
Assets

The Company has loan agreements in foreign currency, and, therefore, subject to exchange rate fluctuation. The amounts of assets exposed to this type of risk are the following:

	PARENTCOMPANY		CONSOLIDATED

	Book Value		Book Value

	2002	2001	2002	2001

ASSETS

Loan agreements with subsidiary	120,081	85,717	–	–

Loans and financing	148,858	94,555	148,858	94,555

TOTAL	268,939	180,272	148,858	94,555

NONCURRENT ASSETS	268,939	180,272	148,858	94,555

The loans receivable in dollars were transferred to the Company at the time of the split off of Telebrás. Due to their original characteristics, no financing is available on the market under similar conditions, which led to the presentation of the book value only.

Liabilities

The Company and the subsidiary Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 5.8% of the total liabilities. To minimize this type of risk, the subsidiary enters into swap agreements with financial institutions to hedgeforeign exchange exposures. 38% of the debt portion in foreign currency is covered by hedge agreements. Unrealized

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02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

positive or negative effects of these operations are recorded in income as gain or loss. In 2002, consolidated net gains totaled R$ 28,874 (gain of R$ 2,358 in 2001).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

	PARENTCOMPANY		CONSOLIDATED

	2002		2001

	Book	Market	Book	Market
	Value	Value	Value	Value

LIABILITIES

Loans and financing	898	560	720	640

TOTAL	898	560	720	640

CURRENT	173	108	108	96

LONG-TERM	725	452	612	544

	PARENTCOMPANY		CONSOLIDATED

	2002		2001

	Book	Market	Book	Market
	Value	Value	Value	Value

LIABILITIES

Loans and financing	224,626	199,930	251,199	251,275

TOTAL	224,626	199,930	251,199	251,275

CURRENT	55,648	40,585	99,251	99,295

LONG-TERM	168,978	159,345	151,948	151,980

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was the discounted cash flow, at the market rates prevailing on the balance sheet date.

c.	Interest Rate Risk

Assets

The private debentures issued by subsidiary Brasil Telecom S.A were fully subscribed by the Company. Yield from this asset is linked to CDI. The subsidiary also has asset loans totaling R$ 13,349 (R$ 5,791 in 2001) linked to IGP-DI and IPA-OG Column 27 of Getúlio Vargas Foundation – FGV and CDI.

At the balance sheet date, these assets are represented as follows:

	PARENT COMPANY		CONSOLIDATED

	Book and Market Value		Book and Market Value

	2002	2001	2002	2001

ASSETS

Debentures linked to CDI	1,405,228	1,398,875	–	–

Loans linked to CDI and Col. 27 (FGV)	–	–	13,349	5,791

TOTAL	1,405,228	1,398,875	13,349	5,791

CURRENT	–	–	6,795	622

NONCURRENT ASSETS	1,405,228	1,398,875	6,554	5,169

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The book values are equal to market values since the current conditions for contracting this type of financial instrument are similar to the original conditions.

The sum of the Company’s debentures, loans and financing concentrated in the subsidiary represents 91.1% of this type of assets.

Liabilities

In 2000, the Company issued private debentures convertible into preferred shares. This liability was contracted at the interest rate linked to TJLP (Brazilian long-term interest rate). The risk linked to this liability arises from possible increase in this rate.

The subsidiary Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units (TJLP, UMBNDES, CDI, etc). The risk inherent in these liabilities arises from possible variations in these rates. The Parent Company has contracted derivative contracts to hedge 75% of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the interest rate (basket of currencies) of these liabilities. However the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

The aforementioned liabilities at the balance sheet date are as follows:

	PARENTCOMPANY		CONSOLIDATED

	Book and Market Value		Book and Market Value

	2002	2001	2002	2001

LIABILITIES

Loans linked to TJLP (including Debentures)	618,772	596,967	2,693,835	2,809,712

Loans linked to UMBNDES	–	–	307,413	61,249

CDI	–	–	924,617	–

Loans linked to IGPM	–	–	25,647	24,466

Other loans	–	–	29	1,618

TOTAL	618,772	596,967	3,951,541	2,897,045

CURRENT	24,879	24,305	536,226	349,527

LONG-TERM	593,893	572,662	3,415,315	2,547,518

Book and market values are equivalent because the current contractual conditions for these types of financial instruments are similar to those in which they were originated. In case of a hypothetical variation of 1% in the aforementioned rates, unfavorable to the Company, the annual negative impact on income would be approximately R$ 5,701.

d.	Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not linked to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates which affect the subsidiary’s debts. Consequently, a risk arises from this lack of linking.

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e.	Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded in liabilities. Details on this risk are presented in Note 7.

f.	Risks Related to Investments

The Company has investments carried under the equity method and stated at acquisition cost. Brasil Telecom S.A. is a subsidiary, the investment of which is carried under the equity method.

Investments in Nova Tarrafa Participações Ltda. and those stated at cost are immaterial in relation to total assets, and the risk related to them would not significantly impact the Company’s results in case of total losses on these investments.

In the balance sheet date the investments were represented as follows:

	2002		2001

	Book	Market	Book	Market
	Value	Value	Value	Value

INVESTMENTS	4,661,465	4,089,755	4,561,726	3,998,279

Equity in subsidiaries	4,645,533	4,073,823	4,543,904	3,980,457

Listed in Stock Exchange	4,608,510	4,036,800	4,541,273	3,977,826
Not Listed in Stock Exchange	37,023	37,023	2,631	2,631

Other investments	15,932	15,932	17,822	17,822

The investment quoted on the stock exchange refers to the interest in Brasil Telecom S.A., and its market value valued based on the market quotations in trading between minority shareholders.

g.	Temporary Cash Investment Risks

The Company and its subsidiary Brasil Telecom S.A. have several temporary cash investments in exclusive financial investment funds (FIFs), the assets of which are represented solely by post-fixed federal securities, and there is no credit risk in this type of operation. As of December 31, 2002, the Company had temporary cash investments in the amount of R$ 173,086 (R$ 133,500 as of December 31, 2001). Income earned to the balance sheet date are recorded in financial income and amounts to R$ 32,053 (R$ 99,404 in 2001). In the consolidated financial statements, the situation is: temporary cash investments in the amount of R$1,533,317 (R$ 439,401 as of December 31, 2001) and income earned in the amount of R$ 114,982 (R$ 164,602 in 2001).

h.	Risk of Anticipated Settlement of Loans and Financing

Some of the loans and financing contracts signed by the Subsidiary Brasil Telecom S.A. with its creditors contain clauses that stipulate the advance payment of the covenants in cases where minimum values for certain ratios are not achieved, such as indebtedness, liquidity, cash generation and other ratios. The indicators required in these clauses, which are common in loan and financing transactions, were fully achieved by the Subsidiary.

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02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

6.     BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company, its subsidiary Brasil Telecom S.A. and its wholly-owned subsidiary, BrT Serviços de Internet S.A. and BrT Celular (undergoing structuring on the balance sheet date). These companies are better described together, and can be referred to as “Brasil Telecom (group)” and for the purpose of the pension scheme cited in this note, are also called “Sponsor”.

Benefits to specific companies are presented as such.

(A) PRIVATE PENSION PLAN

Brasil Telecom (group) sponsors private pension schemes related with retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are administered by two foundations, which are Fundação de Seguridade Social (SISTEL), which originated from certain companies of the former Telebrás System and Fundação dos Empregados da Companhia Riograndense de Telecomunicaçães (FCRT), which administered the benefit plans of CRT, a company managed by the subsidiary Brasil Telecom S.A. on December 28, 2000.

The bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Supplementary Pensions Department – SPC, where applicable to the specific plans.

The sponsored plans are valued by independent actuaries on the balance sheet date and in the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. The full liabilities are provisioned for plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling No. 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

Below the characteristics of the supplementary pension plans sponsored are described.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

Plans

TCSPREV (Defined Contribution, Settled Benefit, Defined Benefit)
This defined contribution and settled benefit plan was introduced on February 28, 2000, with the adherence of around 80% of the employees at that time. On December 31, 2001, all the pension plans sponsored by SISTEL were merged, being exceptionally and provisionally approved by the Complementary Pensions Department – SPC, due to the need for adjustments to the regulations. They were subsequently transformed into defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, Convênio de Administração BrT and the Termo de Relação Contratual Atípica, the conditions established in the original plans being maintained. TCSPREV currently attends to around 62% of the staff.

PBS-A (Defined Benefit)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

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02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

PAMA – Health Care Plan for Retired Employees (Defined Contribution)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001. According to a legal/actuarial appraisal, the sponsor’s liability is exclusively limited to future contributions.

PAMEC-BrT (Health-care Plan for Supplementary Pension Beneficiaries)
Medical assistance for retirees and pensioners linked with the PBT-BrT, which was incorporated into the TCSPREV on December 31, 2001.

Contributions Established for the Plans

TCSPREV
Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV. In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. In the case of the PBS-TCS group, the sponsor’s contribution in 2002 was 12% of the payroll of the participants, whilst the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In 2002 contributions by the sponsor to the TCSPREV group represented on average 7.14% of the payroll of the plan participants.

PBS-A
Contributions may occur in case of accumulated deficit. As of December 31, 2002, the plan recorded a surplus.

PAMA
This plan is maintained with contributions of 1.5% on payroll of active participants linked to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom (group), the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and became an internal group of the plan.

PAMEC-BrT
Contributions for this plan were fully paid in July 1998, through a single allotment.

CIA. RIOGRANDENSE DE TELECOMUNICAÇÕES EMPLOYEES’ FOUNDATION – FCRT
The main purpose of sponsoring FCRT is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary. On October 21, 2002, the BrTPREV defined contribution and settled benefits plan was introduced, aimed at active participants linked with the sponsor, self-sponsored and beneficiaries of FCRT.

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02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

Plans

BrTPREV
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security. As of December 31, 2002, this plan was still receiving migrations from the Fundador and alternative plans previously sponsored.

Fundador – Brasil Telecom and Alternative – Brasil Telecom
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security, now closed to the entry of new participants.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee's and sponsor's contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. The sponsor is responsible for the cost of administrative expenses and risk benefits. In 2002 contributions by the sponsor represented on average 1.32% of the payroll of the plan participants, whilst the average employee contribution was 1.34%. It should be stressed that these figures consider only contributions in November and December 2002, since the plan was recently implemented.

FUNDADOR – BRASIL TELECOM
The regular contribution by the sponsor in 2002 was an average of 9.04% of the payroll of plan participants, which contributed at variable rates according to age, service time and salary, the average rate in 2002 being 7.87%.

The technical reserve corresponding to the current value of the sponsor's supplementary contribution must be amortized within the maximum established period of 20 years as from January 2000, according to Circular No. 66/SPC/GAB/COA from the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 19 years still remain for complete settlement. The amortizing contributions in 2002 related with the actuarial deficit were equivalent on average to 29.3% of the participants' payroll.

ALTERNATIVE-BRASIL TELECOM
The regular contribution by the sponsor in 2002 was on average 7.19% of the payroll of plan participants, which contributed at variable rates according to age, service time and salary, the average rate in 2002 being 6.77%. In this plan the participants also pay an entry fee depending on the age of entering the plan.

The rules applicable to settlement of the Fundador Plan are also applicable to the technical reserve to be amortized corresponding to the current value of the sponsor's supplementary contribution. The amortizing contributions in 2002 related with the actuarial deficit were equivalent on average to 37.4% of the participants' payroll.

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02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

Resolution CVM N 371/2000

A valuation of the supplementary pension schemes sponsored was made on December 31, 2001, and an actuarial deficit of R$ 492,744 was found for the Fundador and Alternative plans administered by FCRT. At that time the subsidiary Brasil Telecom S.A. decided to recognize the entire deficit, as established in the above ruling, directly under shareholders' equity, net of the corresponding taxes. The tax effect recognized in assets was R$ 162,362 (corporate income tax and social contribution tax) and the amount recorded in shareholders’ equity was R$ 328,382 (R$ 215,942 of effect on the Company’s shareholders’ equity).

On December 31, 2002, after a new actuarial valuation of all the plans, it was found that the actuarial deficit of the plans that showed a deficit in the previous year had increased to R$ 501,840, which resulted in an increase in the liability recorded by the Subsidiary to the same amount, the difference being posted as a balancing item under income.

Status of the Aforementioned Plans (SISTEL and FCRT), based on CVM Resolution N 371/00

The data for the private pension schemes sponsored by Brasil Telecom (group) is presented below, valued on an actuarial basis on the balance sheet date:

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02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

	FCRT				SISTEL

	2002			2001	2002	2001

		ALTERNATIVE		ALTERNATIVE
	TOTAL OF	AND		AND
	THE PLANS	FUNDADOR	BRTPREV	FUNDADOR	TCSPREV

Reconciliation of assets and liabilities recognized in the balance sheet

Actuarial liabilities with benefits granted	772,989	185,701	587,288	740,714	154,657	127,001
Actuarial liabilities with benefits to be granted	149,161	76,939	72,222	218,163	349,072	364,090
(=) Total present value of actuarial liabilities	922,150	262,640	659,510	958,877	503,729	491,091
Fair value of plan assets	(420,310)	(123,270)	(297,040)	(468,133)	(503,729)	(491,091)

(=) Net actuarial liability recognized in the balance sheet	501,840	139,370	362,470	490,744	–	–

CHANGES OF NET ACTUARIAL LIABILITY

Present value of actuarial liability – beginning of period	958,877	958,877	–	834,143	491,091	467,583
Cost of interest	14,210	14,210	–	87,584	–	–
Current service cost	12,717	12,543	174	53,241	30,752	31,614
Current service cost of the sponsor	3,090	3,009	81	46,106	16,247	18,049
Current service cost of the participants	9,627	9,534	93	7,135	14,505	13,565
Net benefits paid	(142,003)	(72,144)	(69,859)	(71,836)	(45,399)	(29,411)
Administrative cost of the plan	(5,029)	(5,029)	–	–	(5,386)	–
Transfer of commitments to BrTPREV	–	(729,195)	729,195	–	–	–
Actuarial (gain) or loss on actuarial liability	83,378	83,378	–	55,745	32,671	21,305

Present value of actuarial liability – end of period	922,150	262,640	659,510	958,877	503,729	491,091

Fair value of plan assets at the beginning of the period	468,133	468,133	–	428,782	491,091	449,054
Expected income from plan assets	–	–	–	103,260	–	–
Regular contributions received by the plan	13,412	13,238	174	35,451	30,490	31,614
Sponsor	3,785	3,705	80	27,575	15,985	18,049
Participants	9,627	9,533	94	7,876	14,505	13,565
Amortization contributions received from the sponsor	14,210	14,210	–	–	–	–
Other funds collected	1,125	790	335	–	–	–
Payment of benefits	(142,003)	(72,144)	(69,859)	(71,836)	(45,399)	(29,411)
Administrative expenses of the plan	(6,154)	(5,818)	(336)	(3,441)	(5,124)	(4,652)
Transfers to BrTPREV	–	(366,726)	366,726	–	–	–
Actuarial gains (losses) on plan assets	71,587	71,587	–	(24,083)	32,671	44,486

Fair value of plan assets at the end of the period	420,310	123,270	297,040	468,133	503,729	491,091

(=) Value of net actuarial liability	501,840	139,370	362,470	490,744	–	–

EXPENSE RECOGNIZED IN THE INCOME STATEMENT

Current service cost (with interest)	12,717	12,543	174	34,710	30,752	31,614
Contributions from participants	(9,627)	(9,534)	(93)	(7,135)	(14,505)	(13,565)
Interest on actuarial liabilities	14,210	14,210	–	–	–	–
Actuarial losses (gains) recognized	11,791	11,791	–	–	–	–

Total expense recognized	29,091	29,010	81	27,575	16,247	18,049

PRINCIPAL ACTUARIAL ASSUMPTIONS USED

Discount rate for actuarial liability	6%			6%	6%	6%

Total yield expected from plan assets	17.68% (Inflation + 6%)			6%	17.68%	6%

Estimated salary increase index	0%		N/A	1%	N/A

Administrative cost (loading)	8% of total contributions			15% of regular	5%
				contributions

Mortality table	UP84			UP84	AT 2000 M

Disability table	Álvaro Vindas			Álvaro Vindas	Álvaro Vindas

Mortality rate of disabled	IAPB 57			IAPB 57	IAPB 57

Turnover	–	Average 5%	N/A	Average 4%	N/A

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02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

Retirement age	–	Equal to INSS, Altern. 55	60	Equal to INSS, Altern. 55	60

Inflation rate	11.02% p.a.			4.5% p.a.	11.02% p.a	4.5%p.a.

N/A = Not applicable

ADDITIONAL INFORMATION

a) The position of the plan assets is for December 31, 2002.
b) The individual record data used for TCSPREV is for 12/31/02 and for FCRT is for 12/01/2002, projected to 12/31/2002.
c) The statistical records presented consider a family group of benefits as a single benefit.

	SISTEL

	PAMA		PAMEC		PBS-A

	2002	2001	2002	2001	2002

RECONCILIATION OF ASSETS AND LIABILITIES

Present value of actuarial liabilities	59,499	52,749	844	710	430,459
Fair value of plan assets	59,499	(52,749)	(844)	(710)	(542,744)

(=) Net actuarial liability/(asset)	–	–	–	–	(112,285)

MOVEMENTS OF NET ACTUARIAL LIABILITY/(ASSET)

Present value of actuarial liability – beginning of period	52,749	51,830	710	625	412,664
Cost of interest	–		43	38	44,826
Current service cost	21	212	–	2	–
Current service cost of sponsor	21	212	–	2	–
Net benefits paid	(5,835)	(1,918)	(26)	(18)	(36,731)
Administrative cost of plan	(1,424)	(179)	(2)	(3)	–
Actuarial (gain) or loss on actuarial liability	13,988	2,804	119	66	9,700

Present value of actuarial liability – end of period	59,499	52,749	844	710	430,459

Net assets of plan at beginning of period	52,749	51,830	710	622	472,118
Expected income from plan assets	–	–	43	40	107,357
Regular contributions received by the plan	22	212	–	2	–
Sponsor	22	212	–	2	–
Payment of benefits	(5,835)	(1,918)	(26)	(18)	(36,731)
Administrative expenses of the plan	(1,425)	(179)	(2)	(3)	–
Actuarial gains (losses) on plan assets	13,988	2,804	119	67	–

Fair value of plan assets at the end of the period	59,499	52,749	844	710	542,744

(=) Value of net actuarial liability	–	–	–	–	(112,285)[1]

(1) Unrecorded actuarial asset.

EXPENSE RECOGNIZED IN THE INCOME STATEMENT

Current service cost (with interest)	21	212	–	2	–

Total expense recognized	21	212	–	2	–

PRINCIPAL ACTUARIAL ASSUMPTIONS USED

Discount rate for actuarial liability	6%		6%		6%

Total yield expected from plan assets	17.68% (Inflation + 6%)		17.68%		14.45%

Estimated salary increase index	N/A		N/A		8.15%

Administrative cost (loading)	15%		15%		–

Mortality table	N/A		EB 7/75		UP 84

Disability table	N/A		Álvaro Vindas		N/A

Mortality rate of disabled	N/A		Exp. Ex. CAP		N/A

Starting age for benefits	Retired accord. to Pl. PBS-A		Retired accord. to Pl. PBT-BrT		N/A

Inflation rate	11.02% p.a.		11.02% p.a.		5% p.a.

N/A = Not applicable

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02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

a) The position of the plan assets is for December 31, 2002.
b) The individual record data used for PAMA and PAMEC is for 12/31/02. For the PBS-A data for 09/30/02 was used, projected to 12/31/2002.
c) The statistical records presented consider a family group of benefits as a single benefit.
d) PBS-A is informed net of the plan’s administrative costs.

(B)	STOCK OPTION PLAN FOR OFFICERS AND EMPLOYEES
The Extraordinary Shareholders’ Meeting held on April 28, 2000 approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes amaximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Supervisory Board, which decided the only to grant preferred stock options. The plan is divided into two separate programs:

Program A:

This program is granted as an extension of the performance objectives of the Company established by the Supervisory Board for a five-year period. Up to December 31 of 2002, no stock had been granted.

Program B:

The price of exercising the option is established based on the arithmetic average of the market price of 1000 shares for the last 20 trading sessions prior to granting the option, and will be monetary restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:
•	33% as from January 1, 2004
•	33% as from January 1, 2005
•	34% as from January 1, 2006

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Options not exercised up to December 31, 2008 will expire without compensation.

The information related with the general plan to grant stock options is summarized below:

	2002

	Preferred stock options	Average exercise price –
	(thousand)	R$

Balance as of 12/31/2001	–	–

Granted	622,364	11.34

Balance as of 12/31/2002	622,364	11.34

(C)	OTHER BENEFITS TO EMPLOYEES
Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and other.

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7.   PROVISIONS FOR CONTINGENCIES

Brasil Telecom (Group) periodically performs an assessment of its contingency risks, and also reviews of its lawsuits taking into consideration the legal, economic and accounting aspects. The assessment of these risks aims at classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal counselors.

For those contingencies the risks of which are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company and of service providers.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation by Brasil Telecom (Group) counselors and the tax authorities. The taxes pending future homologation by tax authorities are subject to total extinction of the tax debt on the expiration date.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases.

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

Contingencies with a Probable Risk

	CONSOLIDATED

NATURE	2002	2001

LABOR	316,334	320,337

TAX	11,905	7,871

CIVIL	60,985	50,270

TOTAL	389,224	378,478

CURRENT	3,232	63,403

NONCURRENT	385,992	315,075

Contingencies with a Possible Risk

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02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

The position of contingencies with degrees of risk considered to be possible, and therefore not recorded in the accounts, is the following:

	CONSOLIDATED

NATURE	2002	2001

LABOR	440,798	323,467

TAX	570,460	402,610

CIVIL	253,771	102,761

TOTAL	1,265,029	828,838

Contingencies with a Remote Risk

In addition to the claims mentioned, there are also contingencies considered to be of a remote risk to the amount of R$ 717,097 (R$ 500,519 in 2001).

The judicial deposits related with contingencies and contested taxes (suspended demand) are described in Note 21.

8.	SHAREHOLDERS’ EQUITY

Capital

The Company is authorized to increase its capital by means of a resolution of the Supervisory Board to a total limit of 700,000,000,000 (seven hundred billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of preferred shares without voting rights.

By means of a resolution of the General Shareholders’ Meeting or the Supervisory Board, the Company’s capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stock, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Supervisory Board, preference rights can be excluded for the issue of shares, subscription bonuses or debentures convertible into shares in the cases stipulated in art. 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the sole paragraphs of articles 11 and 14 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of Company shares, or as from 2002, 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of Company shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$ 2,257,611 (R$ 2,232,641 as of December 31, 2001) represented by shares without par value as follows:

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02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

In thousand of shares

TYPE OF SHARES	Total of Shares		Shares held in treasury		Outstanding shares

	2002	2001	2002	2001	2002	2001

Common	132,355,516	128,459,878	692,000	–	131,663,516	128,459,878

Preferred	219,863,511	219,863,511	–	–	219,863,511	219,863,511

TOTAL	352,219,027	348,323,389	692,000	–	351,527,027	348,323,389

	2002	2001

BOOK VALUE PER THOUSAND OUTSTANDING SHARES (R$)	17.75	17.28

Treasury stock

In the calculation of the book value per thousand shares, were deducted 692,000 thousand common shares held in treasury.

Stock Repurchase Program – Relevant Fact on 10/01/02

On October 1, 2002: the Company’s Supervisory Board approved a proposal to repurchase preferred and common stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 6,161,061 thousand common shares and 21,986,351 preferred shares, corresponding to a 10% limit of common and preferred shares outstanding; and (iii) the period determined for the acquisition was three months as from 10/02/02.

The quantity purchased was 692,000 thousand common shares, the average weighted, minimum and maximum cost being R$ 13.25, R$ 12.40 and R$ 13.75 per share respectively. O total amount paid was R$ 9,168, to which R$7 was added for brokerage and other fees.

None of the preferred shares acquired were sold during the 2002 financial year.

On December 31, 2002, the Company’s common stock was quoted on the BOVESPA at R$ 13.80 per thousand shares. The common stock held in treasury represented R$ 9,550, quoted at the market value on that date.

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as:

Brasil Telecom Participações S.A.	19

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

RETAINED EARNINGS

2002

Book Value	2,623,828

TREASURY STOCK	(9,175)

NET BALANCE OF TREASURY STOCK	2,614,653

Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Special Goodwill Reserve: represents the net value of the contra entry of the goodwill recorded in deferred charges as provided by CVM Instructions 319/99 and 320/99. When the corresponding tax credits are used, the reserve is capitalized, annually, in the name of the controlling shareholder, observing the preemptive rights of the other shareholders.

Other Capital Reserves: recorded by the contra entry of the funds invested in income tax incentives.

Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital or to offset losses.

Unrealized profit reserve: recognized in the year in which the amount of the mandatory dividend, calculated in accordance with the statutory provisions or with article 202 of Law 6,404/76, exceeds the realized portion of net income. The reserve can offset losses in subsequent years or, when realized, comprise the calculation of net income adjusted for dividend payments. According to the restatement required by Law 10303/1, the income recorded under the unearned income reserve as from 2002 financial year should be considered at the value of the dividend postponed. However the unearned income reserve formed under the previous regulations, when realized, will continue to form part of the calculation base for the dividends.

Retained Earnings

Comprises the remaining balances of net income, adjusted under the terms of article 202 of Law 6,404/76, or by the recording of adjustments from prior years, if applicable.

Brasil Telecom Participações S.A.	20

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

Dividends and Interest on Capital

The dividends are calculated in accordance with Company bylaws and corporate law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76 and the preferred or priority dividends are calculated in accordance with Company bylaws.

Mandatory Minimum Dividends calculated in accordance with article 202 of Law 6,404/76

	2002	2001

NET INCOME	443,441	254,266

PLUS

REALIZATION OF UNREALIZED PROFIT RESERVE	353,659	272,281

LESS

ALLOCATION TO LEGAL RESERVE	(22,172)	(12,714)

ADJUSTED NET INCOME	774,928	513,833

25% OF ADJUSTED NET INCOME	193,732	133,958

Priority Dividends and Dividends for Common Shares in identical conditions

ACCRUED DIVIDENDS	2002	2001

	3% OF SHAREHOLDERS’ EQUITY	6% OF CAPITAL

COMMON	72,562	49,403

PREFERRED	121,170	84,555

TOTAL	193,732	133,958

EARNINGS PER THOUSAND SHARES (IN REAIS)

COMMON	0.551115	0.384581

PREFERRED	0.551115	0.384581

Interest on Capital Credited - JSCP

The Company credited interest on capital to its shareholders according to the stock position on the date of each credit made during the financial year. The interest on capital credited was allocated to dividends, net of income tax, on the closing date of the financial year, as a proposal for the allocation of income to be submitted for approval by the general shareholders' meeting.

Brasil Telecom Participações S.A.	21

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

2002

INTEREST ON CAPITAL – JSCP – CREDITED	159,300

COMMON STOCK	59,884

PREFERRED STOCK	99,416

WITHHOLDING TAX (IRRF)	(23,895)

JSCP NET	135,405

Allocation of Interest on Capital to the Compulsory Dividend calculated in accordance with Art. 202 of Law 6,404/76

2002

MINIMUM COMPULSORY DIVIDEND (ART. 202 OF LAW 6404/76)	193,732

LESS

INTEREST ON CAPITAL, NET OF IRRF	(135,405)

SUPPLEMENTARY DIVIDEND IN ADDITION TO INTEREST ON CAPITAL	58,327

Remaining Balance of Net Income

The remaining balance of net income for the year, adjusted according the terms of art. 202 of Law 6404/76, amounting to R$ 557,301 (R$ 379,875 in 2001) is recorded in the retained earnings account and will be allocated to financing the subsidiary Brasil Telecom S.A., to satisfy its obligations stipulated in the concession contracts.

9.	OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES
	CONSOLIDATED

	2002	2001

LOCAL SERVICE	5,912,818	5,273,536

Activation fees	32,639	70,393

Basic subscription	2,656,631	2,218,784

Measured service charges	1,314,781	1,314,638

Fixed to mobile calls – VC1	1,791,763	1,548,435

Rent	5,217	8,495

Other	111,787	112,791

LONG DISTANCE SERVICES	1,748,784	1,342,006

Inter-Sectorial Fixed	1,028,975	806,219

Intra-Regional Fixed (Inter-Sectorial)	334,081	278,176

Fixed to mobile calls – VC2 and VC3	385,134	256,893

International	594	718

INTERCONNECTION (USE OF THE NETWORK)	785,805	789,586

Fixed-Fixed	607,106	613,213

Mobile-Fixed	178,699	176,373

LEASE OF MEANS	235,503	204,757

Brasil Telecom Participações S.A.	22

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

PUBLIC TELEPHONE	341,766	274,218

DATA TRANSMISSION	504,979	324,690

SUPPLEMENTARY, INTELLIGENT NETWORK AND
ADVANCED TELEPHONY SERVICES	278,761	216,509

OTHER MAIN BUSINESS ACTIVITIES	6,385	–

OTHER	24,879	33,194

GROSS OPERATING REVENUE	9,839,680	8,458,496

TAXES ON GROSS REVENUE	(2,670,871)	(2,200,580)

OTHER DEDUCTIONS FROM GROSS REVENUE	(97,441)	(99,508)

NET OPERATING REVENUE	7,071,368	6,158,408

10. COST OF SERVICES RENDERED
	CONSOLIDATED

	2002	2001

PERSONNEL	(144,581)	(185,843)

MATERIALS	(78,760)	(91,746)

THIRD-PARTY SERVICES	(531,387)	(429,245)

INTERCONNECTION	(1,526,452)	(1,260,042)

RENT, LEASING AND INSURANCE	(219,734)	(171,623)

CONNECTION MEANS	(13,175)	(17,618)

FISTEL	(11,230)	(8,733)

DEPRECIATION AND AMORTIZATION	(1,912,492)	(1,815,451)

OTHER	(3,529)	(3,584)

TOTAL	(4,441,340)	(3,983,885)

11. SELLING EXPENSES
	CONSOLIDATED

	2002	2001

PERSONNEL	(109,949)	(135,766)

MATERIALS	(2,050)	(3,373)

THIRD-PARTY SERVICES	(368,906)	(251,082)

RENT, LEASING AND INSURANCE	(12,689)	(3,735)

PROVISION FOR DOUBTFUL ACCOUNTS	(10,203)	(88,280)

LOSSES ON ACCOUNTS RECEIVABLE	(253,313)	(235,421)

DEPRECIATION AND AMORTIZATION	(4,336)	(4,531)

OTHER	(307)	(368)

TOTAL	(761,753)	(722,556)

12. GENERAL AND ADMINISTRATIVE EXPENSES
	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

PERSONNEL	(4,397)	(2,046)	(140,218)	(145,179)

MATERIALS	(64)	(172)	(4,539)	(8,625)

Brasil Telecom Participações S.A.	23

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

THIRD-PARTY SERVICES	(17,165)	(12,560)	(354,509)	(335,128)

RENT, LEASING AND INSURANCE	(1,810)	(1,914)	(65,061)	(59,368)

DEPRECIATION AND AMORTIZATION	(2,758)	(3,056)	(83,299)	(47,069)

OTHER	(12)	(91)	(1,298)	(1,616)

TOTAL	(26,206)	(19,839)	(648,924)	(596,985)

13	OTHER OPERATING INCOME (EXPENSES)

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

TECHNICAL AND ADMINISTRATIVE SERVICES	2,193	2,346	35,564	27,268

INFRASTRUCTURE RENT – OTHER TELECOM COMPANIES	–	–	36,146	27,006

FINES	(2)	(22)	67,889	55,350

RECOVERED TAXES AND EXPENSES	524	5,577	27,817	27,174

WRITE OFF OF REVENUE IN THE PROCESS OF CLASSIFICATION	–	–	24,255	26,768

PRESCRIBED DIVIDENDS	3,094	–	9,562	19,162

DIVIDENDS ON INVESTMENTS VALUED AT ACQUISITION COST	–	–	2,133	2,237

GAINS/LOSSES ON MAINTENANCE SUPPLIES SALES	–	–	2,982	(1,337)

PERSONNEL DISMISSAL PROGRAM	–	–	(3,295)	(98,173)

TAXES (OTHER THAN ON GROSS REVENUE, INCOME AND SOCIAL CONTRIBUTION TAXES )	(691)	(5,747)	(23,190)	(22,141)

DONATIONS AND SPONSORSHIPS	(50)	(25)	(26,707)	(17,523)

CONTINGENCIES – PROVISION/REVERSAL	–	–	(29,159)	(8,015)

REVERSAL OF OTHER PROVISIONS	950	–	10,780	14,218

COMPENSATION FOR TELEPHONE SERVICES	–	–	(308)	(9,416)

LABOR SEVERANCE PAYMENTS	–	–	(667)	(1,549)

COURT COSTS	–	–	(1,981)	(749)

WRITE-OFF OF ADVANCES AND OTHER CREDITS	–	–	(6,727)	(19,842)

WRITE-OFF OF INTERCONNECTION AMOUNTS	–	–	–	(74,963)

WRITE-OFF OF AMOUNTS FOR LEASE OF MEANS	–	–	–	(5,960)

AMORTIZATION OF GOODWILL ON INVESTMENT ACQUISITION	(1,878)	(1,956)	(1,878)	(1,956)

OTHER INCOME/EXPENSES	1,265	(479)	(2,035)	1,566

TOTAL	5,405	(306)	121,181	(60,875)

14.	FINANCIAL INCOME (EXPENSES), NET

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

FINANCIAL INCOME	387,158	283,496	313,752	310,320

LOCAL CURRENCY	288,225	248,173	228,571	253,055

ON RIGHTS IN FOREIGN CURRENCY	98,933	35,323	85,181	57,265

FINANCIAL EXPENSES	(264,764)	(94,189)	(914,795)	(436,705)

LOCAL CURRENCY	(102,716)	(93,992)	(541,895)	(246,147)

ON LIABILITIES IN FOREIGN CURRENCY	(2,748)	(197)	(102,317)	(111,224)

Brasil Telecom Participações S.A.	24

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

INTEREST ON CAPITAL	(159,300)	–	(270,583)	(79,334)

TOTAL	122,394	189,307	(601,043)	(126,385)

The interest on capital was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15.	NONOPERATING INCOME (EXPENSES)

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

AMORTIZATION OF GOODWILL ON MERGER	–	–	(124,015)	(124,015)

PROVISION/REVERSAL REALIZABLE VALUE AND FIXED ASSET LOSSES	–	–	(15,794)	(11,416)

GAIN (LOSS) ON PERMANENT ASSET DISPOSALS	(438)	(2,365)	(3,513)	(490)

INVESTMENT GAINS (LOSSES)	(4,970)	19,899	(4,970)	19,899

PROVISION/REVERSAL FOR INVESTMENT LOSSES	(11)	(1,663)	(2,765)	(11,520)

OTHER NONOPERATING INCOME (EXPENSES)	–	–	6,928	1,677

TOTAL	(5,419)	15,871	(144,129)	(125,865)

16.	INCOME AND SOCIAL CONTRIBUTION TAXES

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

INCOME BEFORE TAXES AND AFTER EMPLOYEE PROFIT SHARING	3900,585	361,450	544,780	481,576

EXPENSE RELATED TO SOCIAL CONTRIBUTION TAX (8%/9%)	35,153	32,531	49,030	43,342

PERMANENT ADDITIONS	490	176	12,423	13,025

PERMANENT EXCLUSIONS	(7,449)	(4,411)	(1,129)	(4,057)

EQUITY GAIN (LOSS) ON INVESTMENTS	(7,169)	(4,411)	–	(1,791)

COMPULSORY DIVIDEND/DEBT ON INVEST. ACQUIS. COST	(278)	–	(1,053)	(1,926)

OTHER	(2)	–	(76)	(340)

RATE ADJUSTMENT (9% TO 8%) ON DEFERRED AMOUNTS	561	(561)	(7,236)	3,354

OTHER	–	–	(220)	221

SOCIAL CONTRIBUTION TAX EXPENSE IN THE STATEMENT OF INCOME	28,755	27,735	52,868	55,885

INCOME TAX EXPENSE (10%+15%=25%)	97,646	90,363	136,195	120,394

PERMANENT ADDITIONS	759	1,370	38,914	38,234

PERMANENT EXCLUSIONS	(20,716)	(12,260)	(4,190)	(11,576)

EQUITY GAIN (LOSS) ON INVESTMENTS	(19,914)	(12,254)	–	(4,975)

COMPULSORY DIVIDEND/DEBT ON INVEST. ACQUIS .COST	(774)	–	(2,924)	(5,350)

OTHER	(28)	(6)	(1,266)	(1,251)

TAX INCENTIVES	–	–	(2,680)	(3,625)

OTHER	–	(24)	579	4,298

INCOME TAX EXPENSE IN THE STATEMENT OF	77,689	79,449	168,818	147,725

Brasil Telecom Participações S.A.	25

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

INCOME

INCOME AND SOCIAL CONTRIBUTION TAX EXPENSES IN THE STATEMENT OF INCOME	106,444	107,184	221,686	203,610

Income and social contribution taxes are recognized on the accrual basis of accounting. Temporary differences are deferred. The effective rate of these taxes differs from the nominal rate, principally as a result of permanent additions and deductions.

17.	CASH AND CASH EQUIVALENTS

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

CASH	14	9	16	57

BANKS	163	658	62,830	26,072

TEMPORARY CASH INVESTMENTS	173,086	133,500	1,533,317	439,401

TOTAL	173,263	134,167	1,596,163	465,530

Temporary cash investments represent amounts invested in portfolios managed by financial institutions and refer to federal bonds with average yield equivalent to interbank deposit rates (DI CETIP – CDI) plus exchange variation and interest of around 28% p.a. The funds linked to the variation in exchange rate are only allocated in the consolidated and represent 11.1% of all existing investments.

Cash Flow Statement

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

OPERATIONS

NET INCOME FOR THE PERIOD	443,441	254,266	442,981	261,002

MINORITY INTEREST	–	–	150,696	96,298

INCOME ITEMS THAT DO NOT AFFECT CASH FLOW	(147,879)	(225,751)	2,798,083	2,862,336

Depreciation and amortization	2,758	3,056	2,124,143	2,125,411

Losses on accounts receivable from services	–	–	253,313	235,421

Provision for doubtful accounts	–	–	10,202	88,280

Provision for contingencies	–	–	17,188	12,972

Deferred taxes	561	19,059	44,178	64,423

Income from writing off permanent assets	438	5,938	33,869	19,046

Financial charges	23,953	74,966	421,240	260,666

Equity gain (loss)	(84,625)	(49,015)	–	–

Other expenses/income	(90,964)	(279,755)	(106,050)	56,117

CHANGES IN SHAREHOLDERS’ EQUITY	50,362	138,138	(323,770)	(1,070,319)

CASH FLOW FROM OPERATIONS	345,924	166,653	3,067,990	2,149,317

Brasil Telecom Participações S.A.	26

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

FINANCING

Dividends/interest on equity paid during the period	(221,176)	(126,380)	(281,348)	(183,561)

Loans and financing	(57,919)	(55,645)	473,599	(469,931)

Loans obtained	–	–	1,249,898	625,241

Loans paid	(176)	(145)	(428,741)	(642,052)

Interest paid	(57,743)	(55,500)	(347,558)	(453,120)

Increase in shareholders’ equity	–	–	4,173	–

Stock repurchase	(9,175)	–	(9,175)	–

Other cash flow from financing	6,723	51,447	(8,724)	27,708

CASH FLOW FROM FINANCING	(281,547)	(130,578)	178,525	(625,784)

INVESTMENTS

Short-term financial investments	(1,718)	(1,118,963)	(7,471)	(22,789)

Providers of investments	227	(7,270)	(255,613)	409,245

Income obtained from the sale of permanent assets	–	(916)	24,416	(18,227)

Investments in permanent assets	(23,790)	(4,238)	(1,868,424)	(3,442,870)

Other cash flow from investments	–	12,229	(8,790)	(2,254)

CASH FLOW FROM INVESTMENTS	(25,281)	(1,119,158)	(2,115,882)	(3,076,895)

CASH FLOW FOR THE PERIOD	39,096	(1,083,083)	1,130,633	(1,553,362)

CASH AND CASH EQUIVALENTS

Closing balance	173,263	134,167	1,596,163	465,530

Opening balance	134,167	1,217,250	465,530	2,018,892

VARIATION IN CASH AND CASH EQUIVALENTS	39,096	(1,083,083)	1,130,633	(1,553,362)

18.	TRADE ACCOUNTS RECEIVABLE
	CONSOLIDATED

	2002	2001

UNBILLED AMOUNTS	572,453	474,626

BILLED AMOUNTS	1,124,166	899,876

ALLOWANCE FOR DOUBTFUL ACCOUNTS	(153,768)	(143,565)

TOTAL	1,542,851	1,230,937

CURRENT	956,109	776,696

PAST DUE - 01 TO 30 DAYS	327,993	287,337

PAST DUE - 31 TO 60 DAYS	120,040	107,760

PAST DUE - 61 TO 90 DAYS	67,404	64,847

PAST DUE - 69 TO 120 DAYS	53,220	49,174

PAST DUE – OVER 120 DAYS	171,853	88,688

Brasil Telecom Participações S.A.	27

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

19.	LOANS AND FINANCING - ASSETS
	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

LOANS

LOANS TO SUBSIDIARY	120,081	85,717	–	–

LOANS	148,858	94,555	162,207	100,346

FINANCING

DEBENTURES OF SUBSIDIARY	1,405,228	1,398,875	–	–

TOTAL	1,674,167	1,579,147	162,207	100,346

CURRENT	–	–	6,795	622

NONCURRENT	1,674,167	1,579,147	155,412	99,724

The Loans and financing account as of December 31, 2002 includes the amount of R$ 148,858 (R$ 94,555 in 2001), related to the assets transferred to Brasil Telecom Participações S.A. in the TELEBRÁS spin-off process, referring to liabilities of Telebrasília Celular S.A. and Telegoiá s Celular S.A. through a repass of funds for financing their expansions. These amounts are subject to exchange variation plus interest between 11.55% p.a. and the semiannual Libor rate plus 1% or 1.5% per year. These loans are being challenged in the courts by the holding company of the aforementioned mobile cellular operators, and therefore are not being received. According to the opinion of the Company’s legal counselors, there are no expectations of loss in relation to these receivables.

A receita relativa à atualização dos encargos sobre estes empréstimos a receber está sendo diferida para efeitos fiscais, estando reconhecidos os correspondentes imposto de renda e contribuiçã o social diferidos. The income related to the restatement of the charges on these loans receivable is being deferred for tax purposes, and the corresponding deferred income and social contribution taxes are recognized.

20.	DEFERRED AND RECOVERABLE TAXES

Deferred income and social contribution taxes

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

SOCIAL CONTRIBUTION TAX

DEFERRED SOCIAL CONTRIBUTION TAX on:

Provision for contingencies	–	–	34,967	30,912

Allowance for doubtful accounts	–	–	13,839	12,921

Tax loss carryforwards	–	–	173	–

Provision for employee profit sharing	59	10	3,094	3,810

Unrealized revenue	–	–	1,985	2,240

Provision for personnel dismissal program	–	–	–	2,979

Goodwill on Bluetel acquisition (CVM Instr. 349/01)	37,989	52,764	37,989	52,764

Goodwill on CRT acquisition	–	–	49,698	61,215

Provision for pension plan actuarial insufficiency coverage	–	–	45,166	39,676

Other provisions	37	–	5,167	3,450

SUBTOTAL	38,085	52,774	192,078	209,967

INCOME TAX

DEFERRED INCOME TAX on:

Provision for contingencies	–	–	97,130	94,620

Brasil Telecom Participações S.A.	28

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

Allowance for doubtful accounts	–	–	38,442	35,891

Tax loss carryforwards	–	–	479	–

Provision for employee profit sharing	165	30	7,637	10,585

Unrealized revenue	–	–	5,512	6,835

ICMS – 69/98 Agreement	–	–	28,650	22,388

Provision for personnel dismissal program	–	–	–	8,274

Goodwill on Bluetel acquisition (CVM Instr. 349/01)	105,526	158,288	105,526	158,288

Goodwill on CRT acquisition	–	–	138,051	185,383

Provision for pension plan actuarial insufficiency coverage	–	–	125,460	122,686

Provision for COFINS/CPMF suspended collection	–	–	12,294	10,949

Other provisions	–	–	14,402	8,405

SUBTOTAL	105,691	158,318	573,583	664,304

TOTAL	143,776	211,092	765,661	874,271

CURRENT	72,018	71,798	244,962	255,739

NONCURRENT	71,758	139,294	520,699	618,532

The periods during which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized are given below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, a technical study having been approved by the executive and supervisory reports and examined by the fiscal council.

	PARENT COMPANY	CONSOLIDATED

2003	72,018	244,962

2004	71,758	176,154

2005	–	111,326

2006	–	40,025

2007	–	38,160

2008 - 2010	–	74,897

2011 - 2012	–	17,000

After 2012	–	63,137

TOTAL	143,776	765,661

CURRENT	72,018	244,962

NONCURRENT	71,758	520,699

The recoverable amount foreseen after the year 2012 is result of a provision to cover an actuarial insufficiency of FCRT, the liability for which is being settled financially by the Subsidiary Brasil Telecom S.A., according to the maximum period established by the Supplementary Pensions Department (SPC), which is 19 years. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Subsidiary will be able to recover the amount by offsetting by the year 2007 if it decides to fully anticipate settlement of the debt.

Brasil Telecom Participações S.A.	29

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

Other Tax Carryforwards

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

INCOME TAX	176,622	137,696	190,882	155,299

SOCIAL CONTRIBUTION TAX	9,742	8,824	11,190	18,843

ICMS (state VAT)	34	1	338,083	290,612

COFINS (tax on revenue)	–	–	4	730

PIS (tax on revenue)	–	–	1	159

OTHER	9	–	3,654	2,599

TOTAL	186,407	146,521	543,814	468,242

CURRENT	29,928	24,563	171,053	150,649

NONCURRENT	156,479	121,958	372,761	317,593

21.	JUDICIAL DEPOSITS

Balances of judicial deposits related with contingencies and contested taxes (suspended demand):

	PARENT COMPANY		CONSOLIDATED

NATURE OF RELATED LIABILITIES	2002	2001	2002	2001

LABOR	2	3	153,745	102,922

CIVIL	–	–	4,613	14,307

TAX

CHALLENGED TAXES - ICMS 69/98 AGREEMENT	–	–	114,406	90,820

OTHER	–	–	59,326	48,666

TOTAL	2	3	332,090	256,715

CURRENT	–	1	724	58,663

NONCURRENT	2	2	331,366	198,052

22.	OTHER ASSETS

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

RECEIVABLES FROM OTHER TELECOM COMPANIES	–	–	47,515	27,519

ADVANCES TO SUPPLIERS	–	–	47,795	49,062

CONTRACTUAL GUARANTEES AND RETENTIONS	148	148	15,935	15,935

ADVANCES TO EMPLOYEES	74	598	30,612	26,709

RECEIVABLES FROM SALE OF ASSETS	–	–	7,032	3,823

PREPAID EXPENSES	9,528	11,255	58,370	47,326

ASSETS FOR SALE	–	–	2,412	10,753

TAX INCENTIVES	–	–	14,473	14,473

COMPULSORY DEPOSITS	–	–	1,750	–

OTHER	2,563	2,614	12,989	6,407

TOTAL	12,313	14,615	238,883	202,007

CURRENT	5,941	5,800	163,469	153,835

NONCURRENT	6,372	8,815	75,414	48,172

Brasil Telecom Participações S.A.	30

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

23.	INVESTMENTS
	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

INVESTMENT CARRIED UNDER THE EQUITY METHOD	4,645,533	4,543,904	–	–

GOODWILL ON ACQUISITION OF INVESTMENTS	5,478	7,356	5,478	7,356

INVESTMENTS STATED AT COST	8,701	8,701	130,859	66,240

TAX INCENTIVES (NET OF ALLOWANCE FOR LOSSES)	1,753	1,765	28,476	27,302

OTHER INVESTMENTS	–	–	350	350

TOTAL	4,661,465	4,561,726	165,163	101,248

Investments carried under the equity method: comprise the Company’s ownership interest in its subsidiaries Brasil Telecom S.A., and Nova Tarrafa Participações Ltda., the principal data of which are as follows:

	BT S.A.	NTP (Ltda.)

SHAREHOLDERS’ EQUITY	6,963,535	37,023

CAPITAL	3,335,770	32,625

BOOK VALUE PER SHARE/SHAREQUOTA (R$)	0,013	1,13

NET INCOME	440,117	4,398

NUMBER OF SHARES/SHAREQUOTAS HELD BY COMPANY

COMMON SHARES	237,982,221,101	–

PREFERRED SHARES	114,787,167,580	–

SHAREQUOTAS	–	32,624,928

OWNERSHIP % IN SUBSIDIARY’S CAPITAL

IN TOTAL CAPITAL	65,87%	99,99%

IN VOTING CAPITAL	97,71%	99,99%

EQUITY PICKUP GAIN IN 2002

FROM OPERATIONS	293,594	4,398

OTHER THAN FROM OPERATIONS (LOSSES)	(4,970)	–

DIVIDENDS/INTEREST ON CAPITAL RECEIVABLE	181,362	–

Investments stated at cost: ownership interest obtained by converting into shares or capital quotas the tax incentive investments in regional FINOR/FINAM funds, or those investments based on the Law of Incentive to Information Technology Companies or the Audiovisual Law. Most are shares of other telecommunication companies located in the regions covered by such regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due. The allocation of income tax due to FINOR/FINAM and Audiovisual funds resulted in tax savings of R$ 1,005 (R$1,895 in 2001) for the consolidated.

Other investments: are related to collected cultural assets.

Brasil Telecom Participações S.A.	31

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

24.	PROPERTY, PLANT AND EQUIPMENT

	PARENT COMPANY

	2002				2001

NATURE	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value

BUILDINGS	4%	62	(31)	31	34

ASSETS FOR GENERAL USE	5% - 20%	52,993	(47,944)	5,049	7,610

OTHER ASSETS	10% – 20%	3,885	(3,805)	80	91

TOTAL		56,940	(51,780)	5,160	7,735

	CONSOLIDATED

	2002				2001

NATURE	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value

CONSTRUCTION IN PROGRESS	–	1,209,507	–	1,209,507	2,734,278

PUBLIC SWITCHING EQUIPMENT	20%	5,702,977	(4,369,955)	1,333,022	1,413,125

EQUIP. AND TRANSMISSION MEANS	5% - 20%	10,802,966	(6,673,770)	4,129,196	3,519,540

TERMINATORS	20%	459,254	(356,566)	102,688	112,709

DATA COMMUNICATION EQUIPMENT	20%	614,952	(202,284)	412,668	97,697

BUILDINGS	4%	886,661	(463,187)	423,474	407,219

INFRASTRUCTURE	4% - 20%	3,282,928	(1,453,494)	1,829,434	1,599,545

ASSETS FOR GENERAL USE	5% - 20%	679,155	(413,098)	266,057	191,624

LAND	–	84,814	–	84,814	89,909

OTHER ASSETS	5% - 20%	388,845	(156,126)	232,719	148,670

TOTAL		24,112,059	(14,088,480)	10,023,579	10,314,316

Rent Expenses

The Company and the subsidiary Brasil Telecom S.A. rent properties, posts, passage through third-party land areas (roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$ 16 (R$ 279 in 2001) for the Company and R$ 149,376 (R$ 165,027 in 2001) for the consolidated.

Leasing

The Company and the subsidiary Brasil Telecom S.A. have lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies. The participation in the consortium is 15.6% for the Company and 54.4% for the subsidiary. Leasing expenses recorded in 2002 amounted to R$ 1,285 (R$ 878 in 2001) for the Company and R$ 45,909 (R$ 41,009 in 2001) for the consolidated.

At year end, the balance of payables due to lease contracts, per year of disbursement, is as follows:

Brasil Telecom Participações S.A.	32

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

2002	–	1,101	–	44,360

2003	1,510	1,212	38,892	37,500

2004	1,599	1,333	15,716	15,318

2005	1,607	1,335	7,224	6,661

2006	1,639	1,335	7,369	6,661

2007	1,663	1,335	7,477	6,661

2008	1,671	1,333	7,514	6,659

2009 and after	1,695	–	7,622	5,057

TOTAL MINIMUM PAYMENTS TO BE MADE	11,384	8,984	91,814	128,877

Information technology equipment contracts are valid for an average period of 35 months and are subject to interest rates ranging from 16% to 27% p.a., for contracts in local currency and the dollar rate variation plus interest of 12.3% in cases of contracts in foreign currency. For aircraft leased in consortium the average period is 40 months and payments are linked to the dollar rate variation, plus LIBOR and interest of 2.95% p.a.

Insurance

An insurance policy program is maintained for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses in 2002 were R$ 509 (R$ 823 in 2001) for the Company and R$ 8,614 (R$ 4,972 in 2001) for the consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Cover	Amount insured

		2002	2001

Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	8,683,331	6,982,127

Loss of profit	Fixed expenses and net income	5,240,051	1,310,013

Performance bonds	Compliance with contractual obligations	77,064	287,585

Insurance policies are also in force for third party liability and officers’ liability, the amount insured being the equivalent of US$ 15,000,000.00 (fifteen million U.S. dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

Brasil Telecom Participações S.A.	33

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

25.	DEFERRED CHARGES
		PARENT COMPANY

	2002			2001

	Cost	Accumulated Amortization	Net Value	Net Value

INSTALLATION AND REORGANIZATION COSTS	5,297	–	5,297	–

DATA PROCESSING SYSTEMS	–	–	–	102

TOTAL	5,297	–	5,297	102

		CONSOLIDATED

	2002			2001

	Cost	Accumulated Amortization	Net Value	Net Value

GOODWILL ON CRT MERGER	620,073	(258,364)	361,709	485,724

INSTALLATION AND REORGANIZATION COSTS	41,338	(3,528)	37,810	12,869

DATA PROCESSING SYSTEMS	239,108	(25,407)	213,701	48,257

OTHER	59,387	(5,569)	53,818	29,519

TOTAL	959,906	(292,868)	667,038	576,369

The goodwill arose from the merger of CRT into the subsidiary Brasil Telecom S.A and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment.

26.	PAYROLL AND RELATED CHARGES
	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

SALARIES AND COMPENSATION	94	614	3,149	3,442

PAYROLL CHARGES	151	139	45,900	48,643

BENEFITS	13	8	3,218	4,359

VOLUNTARY DISMISSAL PROGRAM	–	–	–	33,096

OTHER	–	–	3,529	2,961

TOTAL	258	761	55,796	92,501

CURRENT	258	761	44,352	92,501

NONCURRENT	–	–	11,444	–

The amounts allocated to long-term refer to the social contributions on FGTS, introduced by Complementary Law 110/01, the demand of which is currently suspended as result of obtaining an injunction. However, the additional contributions payable on the payroll and severance payments have been provisioned until a final ruling is made.

Brasil Telecom Participações S.A.	34

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

27	ACCOUNTS PAYABLE AND ACCRUED EXPENSES
	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

TRADE ACCOUNTS PAYABLE	483	256	923,609	1,210,838

THIRD-PARTY CONSIGNMENTS	121	260	78,750	84,106

TOTAL	604	516	1,002,359	1,294,944

CURRENT	604	516	998,236	1,294,944

NONCURRENT	–	–	4,123	–

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

28.	INDIRECT TAXES
	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

ICMS (STATE VAT)	43	22	607,361	388,664

TAXES ON OPERATING REVENUES (COFINS/PIS)	4,766	5,387	79,320	58,338

OTHER	6	–	14,491	12,903

TOTAL	4,815	5,409	701,172	459,905

CURRENT	4,815	5,409	356,720	277,091

NONCURRENT	–	–	344,452	182,814

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

29.	TAXES ON INCOME
	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

SOCIAL CONTRIBUTION TAX

LAW No. 8,200/91 – SPECIAL MONETARY RESTATEMENT	–	–	4,440	4,738

UNEARNED FINANCIAL INCOME	14,378	4,486	14,378	4,486

OTHER DEFERRED AMOUNTS	–	–	4,001	–

SUBTOTAL	14,378	4,486	22,819	9,224

INCOME TAX

LAW No. 8,200/91 – SPECIAL MONETARY RESTATEMENT	–	–	12,332	14,465

UNEARNED FINANCIAL INCOME	39,941	14,018	39,941	14,018

OTHER DEFERRED AMOUNTS	–	–	20,825	5,839

SUBTOTAL	39,941	14,018	73,098	34,322

TOTAL	54,319	18,504	95,917	43,546

CURRENT	–	–	14,679	4,016

Brasil Telecom Participações S.A.	35

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

NONCURRENT	54,319	18,504	81,238	39,530

Brasil Telecom Participações S.A.	36

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

30.	DIVIDENDS, INTEREST ON CAPITAL AND EMPLOYEE PROFIT SHARING

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

MAJORITY SHAREHOLDERS	19,141	25,820	19,141	25,820

DIVIDENDS/INTEREST ON CAPITAL OF COMMON SHARES	20,447	25,820	20,447	25,820

MINORITY SHAREHOLDERS	(1,306)	–	(1,306)	–

DIVIDENDS/INTEREST ON CAPITAL – CURRENT YEAR	101,713	125,572	230,634	226,544

WITHHOLDING INCOME TAX ON INTEREST ON CAPITAL	81,180	108,138	192,463	187,472

DIVIDENDS FROM PRIOR YEARS, UNCLAIMED	(5,189)	–	(33,010)	(11,900)

TOTAL OF SHAREHOLDERS	120,854	151,392	249,775	252,364

EMPLOYEE PROFIT SHARING	1,063	1,300	40,390	51,715

TOTAL	121,917	152,692	290,165	304,079

31.	LOANS AND FINANCING (INCLUDING DEBENTURES)

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

FINANCING	546,199	546,014	3,869,362	3,007,087

ACCRUED INTEREST	73,471	51,673	306,805	141,157

TOTAL	619,670	597,687	4,176,167	3,148,244

CURRENT	25,052	24,413	591,874	448,778

NONCURRENT	594,618	573,274	3,584,293	2,699,466

Financing

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

BNDES	–	–	2,382,477	2,273,994

DEBENTURES	618,772	596,967	1,543,388	596,966

FINANCIAL INSTITUTIONS	–	–	229,983	218,609

SUPPLIERS	898	720	20,319	58,675

TOTAL	619,670	597,687	4,176,167	3,148,244

Financing denominated in local currency: bear interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 109% of CDI and General Market Price Index (IGP-M) plus 12% p.a., resulting in an average rate of 17.82% p.a.

Financing denominated in foreign currency: bear fixed interest rates of 1.75% to 15.50% p.a., resulting in an average rate of 14.42% p.a. and variable interest rates of LIBOR plus 0.5% to 4.0% p.a., resulting in an average rate of 3.24% p.a. The LIBOR rate on December 31, 2002 for semiannual payments was 1.38% p.a.

Brasil Telecom Participações S.A.	37

PUBLIC FEDERAL SERVICE
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Standard Financial Statements	Corporate Law
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01768-0 BRASIL TELECOM PARTICIPAÇÕ ES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

Debentures

Company: In 2000, the Company issued debentures convertible into preferred shares and the purpose of the funds was financing part of the investment program of subsidiary Brasil Telecom S.A. The restated balance of the debentures, amounting to R$ 618,772, will be amortized in three installments, maturing in years 2004, 2005 and 2006. The debentures yield TJLP plus 4% p.a., payable semiannually. The portion of the interest attributed to TJLP variation exceeding 6% p.a. will be capitalized to the debentures balance.

Subsidiary Brasil Telecom S.A.: (i) First public issue – 50.000 non-convertible debentures without renegotiation clause, with a unit face value of R$ 10, totaling R$ 500,000 and issued on May 1, 2002. The maturity period is two years, coming to due on May 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on November 1 and May 1 as from the date of initial distribution to the maturity of the debentures; and (ii) Second Public Issue – 40,000 non-convertible debentures without renegotiation clause, with a unit face value of R$ 10, totaling R$ 400,000, issued on December 1 2002. The maturity period is two years, coming to due on December 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on June 1 and December 1, as from the date of initial distribution to the maturity of the debentures.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

2003	–	137	–	453,005

2004	178,375	171,934	1,602,571	595,480

2005	178,375	171,934	702,571	595,480

2006	237,764	229,269	740,054	638,160

2007	104	–	489,312	399,835

2008	–	–	13,210	17,506

2009 and after	–	–	36,575	–

TOTAL	594,618	573,274	3,584,293	2,699,466

Currency/index debt composition

	PARENT COMPANY		CONSOLIDATED

Restated by	2002	2001	2002	2001

TJLP (Long-term interest rate)	618,772	596,967	2,693,835	2,809,712

UMBNDES (BNDES Basket of Currencies)	–	–	307,413	61,249

CDI	–	–	924,617	–

US DOLLARS	898	720	224,626	251,199

IGPM	–	–	25,647	24,466

OTHER	–	–	29	1,618

TOTAL	619,670	597,687	4,176,167	3,148,244

Brasil Telecom Participações S.A.	38

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01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

Guarantees

The financing contracted by the Subsidiary is guaranteed by collateral of credit rights derived from the provision of telephone services and the Company’s guarantee.

The Subsidiary has hedge contracts on 38% of its dollar-denominated loans and financing with third parties and 75% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

32.	LICENSES TO EXPLOIT SERVICES

Brasil Telecom Celular S.A., a wholly-owned subsidiary of the parent Company Brasil Telecom S.A., signed three Mobile Personal Service Licenses with ANATEL. These licenses, which guarantee the operation of SMP over the next 15 years in the same operating area where the Company has the fixed telephone concession, amounting R$ 191,495, of which 10% was paid up on signing the contract. The balance of R$ 172,345 corresponding to the remaining 90%, was fully recognized in the liabilities of BrT Celular and is payable in six equal and successive annual installments coming due between 2005 and 2010. The variation of the IGP-DI plus 1% per month is payable on the outstanding balance. On the balance sheet date the restated liability was R$ 174,991.

33.	PROVISIONS FOR PENSION PLANS

The subsidiary Brasil Telecom S.A. recognized a provision for the actuarial deficit of FCRT Foundation, in accordance with CVM Resolution 371/00 as shown in Note 6.

	CONSOLIDATED

	2002	2001

PROVISION FOR PENSION PLANS	501,840	490,744
TOTAL	501,840	490,744

CURRENT	92,144	41,668
NONCURRENT	409,696	449,076

34.	OTHER LIABILITIES

PARENT COMPANY CONSOLIDATED
	2002	2001	2002	2001

SELF-FINANCING FUNDS	–	–	28,552	28,577

SELF-FINANCING INSTALLMENT – REIMBURSEMENT PCT	–	–	13,425	17,033

LIABILITIES WITH OTHER TELECOM COMPANIES	–	–	8,791	12,688

LIABILITIES FOR ACQUISITION OF TAX CREDITS	–	–	20,898	20,898

BANK TRANSFER AND DUPLICATE RECEIPTS IN PROCESS	–	–	11,471	14,481

CPMF – SUSPENDED COLLECTION	–	–	20,569	19,230

SOCIAL SECURITY CONTRIBUTION – INSTALLMENT PAYMENT	–	–	4,229	4,229

PREPAYMENTS	–	–	5,804	826

Brasil Telecom Participações S.A.	39

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

OTHER TAXES PAYABLE	–	–	219	871

OTHER	1,543	533	1,077	3,174

TOTAL	1,543	533	115,035	122,007

CURRENT	1,543	533	87,306	95,576

NONCURRENT	–	–	27,729	26,431

Self-financing funds

Refers to financial participation credits for acquisition of right to use the switched fixed telephone service, still under the now extinguished self-financing plan, paid by prospective subscribers in 1996 who have not accepted the Public Offer by the subsidiary Brasil Telecom S.A., Rio Grande do Sul branch, of paying cash for the return of such credits. Since the shareholders of the Subsidiary fully subscribed the capital increase made to reimburse in shares the financial participation credits paid in 1996, there are no surplus shares available for subscribers. In this situation, as established by article 171, paragraph 2, of Law 6,404/76, self-financing funds should be returned in cash, which was done through the Public Offer, as provided in article 1,080 of the Civil Code, and accepted by 76% of the customers. The remaining 24% of non-opting customers should await the decision of the lawsuit in progress, filed by the Office of the Solicitor General (Ministério Público) and others who want the reimbursement to be made through shares, and which may result in the reimbursement to be made either in shares or in cash, as proposed by the Subsidiary.

In case the court decision is for the credit reimbursement to be made through shares, and considering the various criteria to be appreciated by the judge for calculating the number of shares to which each subscriber would be entitled, the Subsidiary also made available the shares of its own issuance that it was able to acquire to keep in treasury, based on CVM special authorization for this purpose.

Self-financing Installment Reimbursement – PCT

Refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan – PCT, to compensate the original obligation of repayment in shares. In these cases settlements were agreed or there are judicial rulings.

35.	FUNDS FOR CAPITALIZATION

Self-financing funds

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$ 8,159 is derived from plans sold prior to the issue of the administrative rule, the corresponding assets to which are already incorporated in fixed assets through the Community Telephone Plant – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

Brasil Telecom Participações S.A.	40

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

36.	RECONCILIATION BETWEEN PARENT COMPANY AND CONSOLIDATED NET INCOME AND SHAREHOLDERS’ EQUITY

	NET INCOME		SHAREHOLDERS’ EQUITY

	2002	2001	2002	2001

PARENT COMPANY	443,441	254,266	6,240,100	6,019,240

Records in Subsidiary’s Shareholders’ Equity:

Donations and Other	(4,173)	3,464	–	–

Interest capitalized in Subsidiary	3,713	3,272	(14,553)	(18,266)

CONSOLIDATED	442,981	261,002	6,225,547	6,000,974

37.	COMMITMENTS

Acquisition of Stock Interest and Assets of GlobeNet

On November 15, 2001, the subsidiary Brasil Telecom S.A. signed a purchase and sale contract for stock and assets, acquiring the entire system of submarine fiber-optic cables of the GlobeNet Group, interconnecting connection points in the regions of New York and Miami (United States), St. David’s (Bermuda Islands), Fortaleza and Rio de Janeiro (Brazil) and Maiquetia (Caracas, Venezuela). The transaction will be executed by acquiring the assets located in the United States, the Bermuda Islands, Brazil and Venezuela.

The value of the transaction will be equivalent to US$ 48,000,000.00 (forty-eight million U.S. dollars), of which US$ 28,800,000.00 (twenty-eight million eight hundred thousand U.S. dollars) payable on the closing date of the transaction and the remainder of US$ 19,200,000.00 (nineteen million two hundred thousand U.S. dollars) payable within 18 (eighteen) months after payment of the first installment.

The GlobeNet Group was created in 1998 to provide fiber-optic communications services in United States and internationally between the United States and South America. The GlobeNet system comprises two rings of protected submarine cables, representing approximately 22,000 km of fiber-optic cable cables connecting Brazil with the United States, passing through Venezuela and the Bermuda islands. With this installed capacity, no additional investments in fixed assets are expected in the short term.

This transaction does not include acquisition of the telecommunications service provider in Brazil, neither does it signify the direct or indirect provision by the Subsidiary or its wholly-owned subsidiary BrTI of other telecommunications services in addition to those currently provided in Region II of the General Concessions Plan.

The purchase transaction is awaiting the necessary legal proceedings by the regulatory agencies and compliance with the conditions necessary for completion.

38.	SUBSEQUENT EVENT

Acquisition of Stock Interest in MTH do Brasil Ltda., parent company of MetroRED Brasil

Brasil Telecom Participações S.A.	41

PUBLIC FEDERAL SERVICE
CVM – Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A	02.570.688/0001-70

02.01 – FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

On February 17, 2003, the subsidiary Brasil Telecom S.A. signed two contracts with MetroRED Telecommunications Group Ltd., which were (i) a Contract for the Purchase and Sale of Quotas, to acquire 19.9% of the capital of MTH do Brasil Ltda. (MTH), a company holding 99.99% of the capital of MetroRED Telecomunicações Ltda. (MetroRED Brasil); and (ii) an Option Contract, to acquire 80.1% of the capital of MTH. This option may only be exercised after certification by the National Telecommunications Agency – ANATEL, of full compliance with the universal service and expansion targets stipulated in the Concession Contract for December 31, 2003.

The amounts attributed to each contract are equivalent to US$ 16,999,900.00 (sixteen million nine hundred ninety-nine thousand nine hundred US dollars) and US$ 100.00 (one hundred US dollars), respectively, which were paid on February 18, 2003, both corresponding in local currency to the amount of R$ 61,464.

In the future, in a second and last stage, when the option is exercised the purchase 80.1% of the quotas representing the capital of MTH, the Subsidiary will have paid an amount equivalent to US$ 51,000,000.00 (fifty-one million U.S. dollars), concluding the process of acquiring the entire capital of the Company.

MetroRED Brasil is a provider of private telecommunications network services through fiber-optic digital networks, and has 331 km of local networks in São Paulo, Rio de Janeiro and Belo Horizonte together with 1,486 km of long distance network connecting these three largest metropolitan commercial centers. It also owns a Internet Solutions Center with an area of 3,500 m2 in São Paulo, which offers co-location, hosting and added-value services.

The acquisition of 19.9% of MTH does not include the control of MetroRED, neither does it signify the direct or indirect provision by the Subsidiary of other telecommunications services in addition to those currently provided in Region II of the General Concessions Plan.

Brasil Telecom Participaçõ es S.A.	42

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 21, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/s/ Paulo Pedrão Rio Branco

	Name:	Paulo Pedrão Rio Branco
	Title:	Financial Executive Officer